As filed with the Securities and Exchange Commission on April 14, 1999

                                            Registration No.  333-1783
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                      Post-Effective Amendment No. 3

                                  to the
                      FORM S-1 REGISTRATION STATEMENT
                                   Under
                        The Securities Act of 1933

                      KEYPORT LIFE INSURANCE COMPANY
          (Exact name of registrant as specified in its charter)

                   Rhode Island                     05-0302931
          (State or other Jurisdiction of        (I.R.S. Employer
           incorporation or organization)         Identification
                                                  Number)

                                                6355
         (Primary Standard Industrial Classification Code Number)

                              125 High Street
                       Boston, Massachusetts  02110
                  (Address of Principal Executive Office)


                      Bernard R. Beckerlegge, Esquire
                 Senior Vice President and General Counsel
                              (617) 526-1610
        (Name, address, and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public. As soon as practicable following effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]
=======================================================================
                      CALCULATION OF REGISTRATION FEE

                                      Proposed  Proposed
                                      Maximum   Maximum
Title of Each Class                   Offering  Aggregate Amount of
of Securities to be   Amount to       Price Per Offering  Registration
   Registered       Be Registered(1)  Unit(1)   Price(2)      Fee

Deferred Group
Annuity contracts                                            $100(3)
and Participating
Interests therein

(1) The amount being registered and the proposed maximum offering price per unit is not applicable in that these contracts are not issued in predetermined amounts or units.

(2) The maximum aggregate offering price is estimated solely for the purpose of determining the registration fee.

(3) $100 paid with initial registration. Pursuant to Rule 429 under the Securities Act of 1933, as amended, the prospectus contained herein includes $300,000,000 aggregate amount of Deferred Annuity Contracts and Participating Interests therein covered by Registration Statements on Form S-1, File Nos. 333-3630 and 33-28313, for which a total filing fee of $40,000 was paid.

                      KEYPORT LIFE INSURANCE COMPANY
                     Cross Reference Sheet Pursuant to
                        Regulation S-K, Item 501(b)

Form S-1 Item Number and Caption             Heading in Prospectus

1.  Forepart of the Registration
    Statement and Outside Front Cover
    Page of Prospectus                       Outside Front Cover Page

2.  Inside Front and Outside Back
    Cover Pages of Prospectus                Inside Front Cover

3.  Summary Information, Risk
    Factors and Ratio of Earnings
    to Fixed Charges                         Summary; Accumulation Period

4.  Use of Proceeds                          Investments by Keyport

5.  Determination of Offering Price          Description of Contracts
                                             and Certificates

6.  Dilution                                 Not Applicable

7.  Selling Security Holders                 Not Applicable

8.  Plan of Distribution                     Distribution of Certificate

9.  Description of Securities to
    be Registered                            Description of Contracts
                                             and Certificates

10. Interests of Named Experts
    and Counsel                              Experts; Legal Matters

11. Information with Respect to
    the Registrant                           The Company; Company
                                             Management; Executive
                                             Compensation;
                                             Financial Statements;
                                             Legal Proceedings

12. Disclosure of Commission
    Position on Indemnification
    for Securities Act Liabilities           See Part II, Item 17

                    GROUP AND INDIVIDUAL SINGLE PREMIUM
                             ANNUITY CONTRACTS

                                 Issued By

                      Keyport Life Insurance Company
                    Executive & Administrative Offices
               125 High Street, Boston, Massachusetts 02110
                              (617) 526-1400

The Certificates:
o represent participating interests in group or individual annuity contracts providing retirement benefits;
o are offered to persons who participate in certain trusts or plans and may include employees of an employer;
o may be issued on an allocated basis, whereby your interest is separately accounted for in an account established for you;
o may be issued on a non-allocated basis, whereby the interests of all participants in a trust or plan are accounted for in a single account established for all participants:

Certificate Owners:
o  may pay a single premium of $5,000 up to $500,000 per Certificate;
o may allocate the single premium payment to an interest account or an index accounts of varying terms;
o may receive interest on their interest account at a fixed rate that we set and guarantee at the beginning of a term;
o may receive interest on index accounts that is calculated by reference to fixed interest rate factors, set and guaranteed at the beginning of a term, which are applied to changes in the Standard and Poor's 500 Composite Stock Price Index;
o may be charged a substantial surrender charge and/or Market Value Adjustment if a Certificate is not held to the end of a Term; surrender of the Certificates at other times could result in the receipt of less than the Certificate Owner's original single premium.

The Certificates may be sold by or through depository institutions. However, the Certificates are not deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. You should consider carefully the risk factors associated with the Certificates beginning on page ___ of this prospectus.

This prospectus sets forth information about the Certificates that you ought to know before purchasing or enrolling. You should read the prospectus before investing and retain it for future reference.

This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not be lawfully made. No person is authorized by Keyport to give any information or to make any representations other than those contained in this prospectus, in connection with this offering. You should not rely on any unauthorized information or representation.

Neither the Securities and Exchange Commission nor any state securities commission has approved the certificates or determined that this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

We file annual and quarterly reports and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room in Washington, D.C. You can obtain copies of these documents by writing to the SEC and paying a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information as to the operation of the public reference room. Our SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov).

              The date of this Prospectus is ________, 1999.

                             TABLE OF CONTENTS
                                                                       Page
Definitions
Summary of Certificate Features
Risk Factors
Certificate Ownership
Enrollment Form and Premium Payments
Accumulation Period
   Initial Term
   Interest Accounts
   Indexed Accounts
   Renewal Terms
   Information on Renewal Rates
   Establishment of Guaranteed Interest Rates and
      Guaranteed Interest Rate Factors
   Certificate Value
   Transfer of Values
   Surrenders
   (a)  Systematic Withdrawal Program
   (b)  Partial Surrender Procedures and Determination of Surrender Value
   (c)  Total Surrenders Procedures and Determination of Surrender Value
   (d)  Risk
   (e)  Payment upon Partial or Total Surrender
Deductions
   (a)  Surrender Charge
   (b)  Market Value Adjustment
   (c)  Premium Taxes
Death Provisions
   (a)  Non-Qualified Certificates
   (b)  Qualified Certificates
Annuity Period Provisions
   Annuity Benefits
   The Income Date and Form of Annuity
   Change of Annuity Option
   Annuity Options
   Other Annuity Options
   Frequency and Amount of Payments
   Proof of Age, Sex, and Survival of Annuitant
Investments by Keyport
Amendment of Certificates
Assignment of Certificates
Distribution of Contracts and Certificates
General Tax Considerations
   Taxation of Keyport
   Taxation of Annuities
   (a) Surrenders, Assignments, and Gifts
   (b) Annuity Payments
   (c) Penalty Tax
   (d) Income Tax Withholding
   (e) Section 1035 Exchanges
Qualified Plans
   Tax-Sheltered Annuities
   Individual Retirement Annuities
   Corporate Pension and Profit-Sharing Plans
The Company
   (a) Business
          General
   (b) Selected Financial Data
   (c) Management's Discussion and Analysis of Results of Operations and Financial Condition
       1. Results of Operations
       2. Financial Condition
       3. Market Risk
       4. Derivatives
       5. Liquidity and Capital Resources
       6. Year 2000
       7. Effects of Inflation
       8. Forward-Looking Statements
   (d) General Account Investments
   (e) Competition
   (f) Employees
   (g) Regulation
Company Management
Executive Compensation Tables and Information
Properties
Legal Proceedings
Experts
Legal Matters
Financial Statements
Appendix A (Term Interest Illustrations)
Appendix B (Market Value Adjustment Formula and Illustrations;
     Surrender Charge Calculations)
Appendix C (Schedule of State Premium Taxes)

                                DEFINITIONS

Certain terms used in this prospectus are defined as follows:

Account: The Account we establish for a Certificate Owner to which the Single Premium, paid by or on behalf of a Certificate Owner, is credited.

Account Anniversary: Each anniversary of the date an Interest or Indexed Account is opened or transferred, including the end of the Term.

Account Value: The total of the Indexed Account Value and the Interest Account Value under a Certificate prior to the Income Date.

Account Year: A continuous 12-month period commencing on the date that an Interest or Indexed Account is opened or transferred and each subsequent Account Anniversary.

Allocated Certificate: A Certificate under which amounts are allocated or credited to the account of one individual participant.

Annuitant: The natural person on whose life annuity payments are based and who will receive annuity payments starting on the Income Date.

Annuity: Options available for annuity payments.

Cap: The maximum percentage that an Indexed Account may increase during a single Term.

Certificate: The document issued to each Certificate Owner evidencing his or her interest in the group annuity contract. As used in this prospectus, the term Certificate also includes any group contract and any individual contract, unless the context requires otherwise.

Certificate Anniversary: Each anniversary of the Certificate Date.

Certificate Year: A continuous 12-month period commencing on the Certificate Date and each Certificate Anniversary thereafter.

Certificate Date: The date a Certificate is issued and the Certificate Owner's rights and benefits begin.

Certificate Owner ("You"): The person(s) or entity entitled to the ownership rights stated in the Certificate and in whose name(s) the Certificate is issued.

Certificate Value: The guaranteed minimum value of the Certificate at any time prior to any then-applicable Market Value Adjustment, calculated as described below.

Certificate Withdrawal Value: The greater of: (a) the Account Value, plus or minus any applicable Market Value Adjustment, less any applicable Surrender Charge, and (b) the Certificate Value, multiplied by the ratio of the Account Value, adjusted by the applicable Market Value Adjustment, to the unadjusted Account Value.

Company ("We", "Us", "Our", "Keyport"): Keyport Life Insurance Company.

Contract Owner: The person(s) or entity entitled to the ownership rights stated in a group or Individual Contract and in whose name(s) the Contract is issued.

Designated Beneficiary: The person who may be entitled to receive benefits following the death of the Annuitant (if the Certificate Owner is not a natural person), you or the Joint Certificate Owner.

Enrollment Form: A document signed by a participant that serves as his or her application for participation under an Allocated Certificate.

Excess Interest Credit: Additional interest that may be credited to the Certificate Value on the Account Anniversary or upon a transfer to ensure that the total interest, including previous Excess Interest Credits, credited to the Certificate Value equals the total interest or Index Increases ever credited to your Account Value.

Floor: The minimum percentage that an Indexed Account may increase during a single Term. The Floor will not be less than zero.

Free Withdrawal Amount: The portion of your Account Value that may be surrendered, transferred, or applied to an Annuity Option without payment of any surrender charge or Market Value Adjustment. If a partial surrender has not been made in the Certificate Year of the transaction, the Free Withdrawal Amount is equal to the sum of any interest or Index Increases credited to your Account Value in the prior 12 months or since the most recent partial surrender, if sooner.

General Account: Our general investment account which contains all of our assets, except assets in any Separate Account.

Guaranteed Interest Rate: The fixed rate of interest we set and guarantee at the beginning of a Term of an Interest Account.

Guaranteed Interest Rate Factors: The Participation Rate, Cap, and Floor, we set and guarantee at the beginning of a Term of an Indexed Account.

Income Date: The date on which annuity payments to an Annuitant are to begin.

Index: The Index, set forth in the Certificate, that is used to calculate Index Increases.

Indexed Account: An account to which we credit Index Increases.

Indexed Account Value: The value of an Indexed Account, equal to all allocations or transfers to the Indexed Account, plus all Index Increases credited to the Indexed Account, less all amounts transferred or surrendered from the Indexed Account.

Index Increase: Interest, based on the Guaranteed Interest Rate Factors, that we credit to an Indexed Account.

Individual Contract: A contract issued to a Contract Owner in states in which we may not issue a Certificate.

In Force: The status of a Certificate before the Income Date, so long as it is not totally surrendered and the Annuitant, or any Certificate Owner has not died, that will cause the Certificate to end within at most five years from the date of death.

Interest Account: An account to which we credit interest based on the Guaranteed Interest Rate.

Interest Account Value: The value of an Interest Account, equal to all allocations or transfers to the Interest Account, plus all interest credited to the Interest Account, less all amounts transferred or surrendered from the Interest Account.

Joint Certificate Owner: Any person designated by you to jointly possess rights in your Account. We require that you and any Joint Certificate Owner act together.

Non-Allocated Certificate: A Certificate under which a single account is established and held on behalf of all participants in a particular plan of an employer or other eligible entity on a non-allocated basis.

Non-Qualified Certificate: Any Certificate that is not issued under a Qualified Plan.

Participation Rate: The percentage of the increase in the Index.

Qualified Certificate: Any Certificate issued under a Qualified Plan.

Qualified Plan: A retirement plan which receives special tax treatment under Sections 401, 403 and 408 of the Internal Revenue Code and HR-10 Plans for self-employed persons.

Reset Date: The date on which Account Value is allocated to an Interest or Indexed Account. The first day of each subsequent Term is the next Reset Date for that Account.

Separate Account: Our nonunitized separate investment account in which assets underlying the Certificates and other annuity contracts we issue may be held. Assets held in the Separate Account will be subject to the claims of our general creditors.

Single Premium: The money paid by, or on behalf of, a participant with respect to a Certificate.

Term: The period for which interest is credited at a Guaranteed Interest Rate to an Interest Account or Guaranteed Interest Rate Factors are used to calculate Index Increases for an Indexed Account.

Treasury Rate: The interest rate in the Treasury Constant Maturity Series, published by the Federal Reserve Board, that is used in calculating Market Value Adjustments.

Written Request: A request that is written in a form satisfactory to us, signed by you, and received at our office.

                      SUMMARY OF CERTIFICATE FEATURES

This summary and the detailed information in this prospectus describe participating interests in group and individual deferred annuity contracts and the Certificates issued thereunder. We offer the Certificates to assist you in your retirement planning.

The Certificate

The Certificate is designed to provide retirement benefits for eligible individuals. Eligible individuals include persons participating in certain trusts or plans and may include employees of an employer. Certain states, however, do not permit us to issue Certificates and require us to issue Individual Contracts instead.

We issue Allocated and Non-Allocated Certificates under group contracts. With Allocated Certificates, each individual's interest is separately accounted for and is held in a specific account established for that individual. We will issue an Allocated Certificate to each participant in a Non-Qualified plan and in certain Qualified Plans which will verify participation in a group contract. In such cases, the participant will have a 100% vested interest in all values credited to the individual participant's account.

With Non-Allocated Certificates, however, a participant's interest may be vested in the plan in which they are participating rather than in a Certificate. We will only issue Non-Allocated Certificates in connection with certain Qualified Plans. In such cases, the Certificate will usually be owned by the trustee(s) of the plan, and a single account will be established and held on behalf of all participants in the plan on a non-allocated basis.

Single Premium

We require a Single Premium of at least $5,000 per Account to accompany the application or the Enrollment Form for an Allocated Certificate. A Single Premium of $500,000 or more requires our approval. The Single Premium does not need to accompany the Enrollment form under a group contract. The Single Premium is the only premium payment that we permit or require, but you may purchase more than one Certificate. (See "Enrollment Form and Premium Payments," page __).

You may allocate the Single Premium to one of two types of accounts, the Interest Account or the Indexed Account, of varying durations or Terms. Certain states, however, do not permit Indexed Accounts to be available for Certificates issued in those states.

Investments by Keyport

The Single Premium that is credited to your Account becomes part of our assets. We own our General Account and Separate Account assets and generally invest these amounts in U.S. government securities and certain commercial debt securities having maturities that usually match the Terms. We may also invest our assets in various instruments, including equity options, futures, forwards, and other instruments based on the Index to hedge our obligations with respect to Indexed Accounts. We may also buy and sell interest rate swaps and caps, Treasury bond futures, and similar instruments to hedge our exposure to changes in interest rates. (See "Investments by Keyport," page__).

Interest Earned on Accounts

Interest Accounts earn interest at a fixed rate that we set and guarantee at the beginning of the Term for the duration of the Term. We credit such Guaranteed Interest Rates to Interest Accounts on an annual, compounded basis for the entire duration of the selected Term. This means that we add interest to the amount invested, so that credited interest may earn interest. (See "Interest Accounts," page __.)

Interest credited to Indexed Accounts, or Index Increase, is calculated by reference to fixed interest rate factors, which are applied to changes in the Standard & Poor's 500 Composite Stock Price Index using a formula set forth in the Certificate. We set and guarantee Guaranteed Interest Rate Factors at the beginning of a Term for the duration of the Term. If the publication of the Index is discontinued or there is a substantial change in the calculation of the Index, we will substitute a suitable index. Index Increases are based on a percentage of the percentage increase in the Index since the beginning of the Term. Index Increases are calculated using the Guaranteed Interest Rate Factors set at the beginning of the Term and credited proportionately over the selected Term on each Account Anniversary.

Index Increases are subject to a maximum and minimum limit, both of which we set and guarantee at the beginning of the Term. The minimum may not be less than zero. Thus, the Indexed Account Value will not decrease to reflect declines in the Index value since the beginning of the Term or from Account Anniversary to Account Anniversary. (See "Indexed Accounts," page __). The amount of Index Increases earned on an Indexed Account may be more or less than the amount of interest earned on an Interest Account of the same Term and established at the same time. It is possible that an Indexed Account will not earn Index Increases on Account Anniversaries if the Index value on any of the Account Anniversaries in the Term does not exceed its value at the beginning of the Term. (See "Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate Factors," page __).

In certain circumstances, the Certificate permits a minimum value to be used, instead of the Indexed Account Value, to calculate benefits under a Certificate. This value, or the Certificate Value, is equal to:

    o   90% of the Single Premium;
    o   Plus any Excess Interest Credits;
    o Less any amounts you have withdrawn in a partial surrender, such amounts being reduced by any surrender charge;
    o Plus, if the Account Value has ever been transferred, a positive or negative amount reflecting the effect of any Market Value
        Adjustment on the Account Value at the time of the transfer;
    o Plus interest credited on the foregoing at an annual guaranteed rate of 3% per year.

The amount used to calculate death benefits, withdrawal amounts, and annuity values will not be less than the Certificate Value, subject to any Market Value Adjustment on the corresponding Account Value. If the Indexed Account Value is less than the Certificate Value at the end of a Term, we will credit interest to the Indexed Account so that its value will equal the Certificate Value. (See "Certificate Value," page __; "Indexed Accounts," page __).

Terms and Renewal of Terms

We currently offer initial Terms of one, three, five, six, seven, and ten (Interest Account only) years. From time to time we may discontinue offering terms of certain durations or offer Terms of other durations. The interest rates and interest rate factors we declare may vary depending on the duration of the Term. You should contact us to determine the Terms we currently offer. You may transfer from one type of account to the other and/or to Terms of different durations, subject to contractual provisions and any surrender charge and Market Value Adjustment.

At the end of each Term, a new Term of one year will begin, unless you instruct us otherwise within 30 days before the end of the Term. At that time, you may choose another Term from among the Terms we then offer or transfer the Account Value to the other type of account. (See "Renewal Terms," page __).

Determinations of Guaranteed Interest Rates and Guaranteed Interest Rate
Factors

We consider a variety of factors in setting Guaranteed Interest Rates and Guaranteed Interest Rate Factors for any Term. These factors include the interest rates generally available on the types of instruments in which we invest your Single Premium, the duration of the Term, regulatory and tax requirements, sales commissions and expenses we bear, general economic trends, and competitive factors.

Partial and Total Surrenders

You may obtain a portion or all of your Account Value, by making a partial or total surrender, subject to certain restrictions. Such surrenders may be subject to a surrender charge and/or a Market Value Adjustment. Generally, we deduct a surrender charge from any partial or total surrender made before the end of a Term. However, we will not deduct a surrender charge from the following:

     o A partial or total surrender within the first 30 calendar days after the end of any Term, if you notify us in writing before the surrender;

     o The Free Withdrawal Amount of the first partial surrender in a particular Certificate Year; however, any partial surrender amount above the Free Withdrawal Amount or any subsequent partial surrender during the same Certificate Year will be subject to a surrender charge;

     o The Free Withdrawal Amount of a total surrender, if no partial surrender was made in the same Certificate Year; otherwise, the total amount surrendered is subject to a surrender charge. (See "Surrender Charge," page __).

     o The withdrawal of interest earnings from an Interest Account pursuant to our systematic withdrawal program. Systematic withdrawals may not be made from an Indexed Account. (See "Systematic Withdrawal Program," page __).

The minimum partial surrender generally is $250. The minimum for partial surrenders under our systematic withdrawal program is $100. After a partial surrender, the minimum Account Value must be at least $2,500. We do not permit partial surrenders from the Indexed Account of any Certificate issued under a corporate or KEOGH Qualified Plan that is established pursuant to Section 401 of the Internal Revenue Code of 1986, as amended.

The surrender charge equals a percentage of the gross amount surrendered in excess of the Free Withdrawal Amount, before the addition or deduction of any Market Value Adjustment. The surrender charge percentage declines depending on the number of years (rounded up) remaining until the end of the Term. The maximum surrender charge currently is 7% for surrenders when seven or more years remain in the Term.

We may defer payment of any partial or total surrender for up to six months from the date we receive your surrender request. Some states permit only a shorter deferral period. A payment deferral for more than 30 days is unlikely to occur except under highly unusual circumstances. (See "Payment upon Partial or Total Surrender," page __).

Transfers

You may transfer the Interest Account Value to another account at any time before the Income Date, subject to certain conditions. You may transfer the Indexed Account Value only at the end of a Term. Any amount you transfer before the end of a Term may be subject to a Market Value Adjustment. Presently, we do not charge for transfers, but we may institute a transfer charge on transfers in excess of a certain number of transfers annually. (See "Transfer of Values," page __; "Market Value Adjustment," page __).

Market Value Adjustment

The amount payable upon a partial or total surrender from, or upon the application to an Annuity Option of Account Value of, an Account with a Term of three years or more may be adjusted up or down by a Market Value Adjustment. The Market Value Adjustment is an amount that in certain circumstances we add or subtract from your Account Value to reflect the relative difference between:

   o the current Treasury Rate for a period of time equivalent to the remaining duration of the current Term; and
   o the Treasury Rate at the beginning of the Term for a period of time equal to the full duration of the Term.

It is possible, therefore, that a significant increase in Treasury Rates from the beginning of a Term would cause your total surrender amount to be less than the original amount credited to your Account. (See "Market Value Adjustment," page __).

A Market Value Adjustment will not apply to a partial or total surrender within the first 30 calendar days after the end of any Term. With respect to another surrender or annuitization, if a partial surrender has not occurred in the same Certificate Year, we base the Market Value Adjustment on the gross amount payable that is in excess of the Free Withdrawal Amount, before deducting any surrender charge. Otherwise, we base the Market Value Adjustment on the gross amount payable, before deducting any surrender charge. (See "Market Value Adjustment," page __).

A Market Value Adjustment also applies to any transfer from an Interest or Indexed Account with a Term of three years or more, unless the effective date of the transfer is:

   o within the last year of the Term, and the transfer is to an account with a Term of three years or more; or
   o   within the first 10 calendar days after the end of a Term.

The Market Value Adjustment upon transfer is based on the Account Value or, if a partial surrender has not occurred in the same Certificate Year, on the Account Value in excess of the Free Withdrawal Amount. (See "Market Value Adjustment," page __).

The Market Value Adjustment for Indexed Accounts includes a scaling factor, which may reduce the positive or negative amount of any such Market Value Adjustment. The Market Value Adjustment for Interest Accounts does not include a scaling factor. (See "Market Value Adjustment," page __).

Annuity Period

On the Income Date, we will start to pay the designated Annuitant a series of annuity payments under an Annuity Option. The Annuity Option you select determines the timing and basis of the annuity payments. (See "Annuity Period Provisions," page __).

Death Benefit

The Certificate provides for a special death benefit if you die before the Income Date, if the Certificate Owner is not a natural person, or the Annuitant dies before the Income Date. The Designated Beneficiary may claim the special death benefit by surrendering the Certificate to us for the special death benefit. The special death benefit is the greater of:

    o   The Certificate Value;

    o   The Certificate Withdrawal Value; or

    o The Account Value; but if the Term that includes the date of death relates to an Indexed Account and the Term's Floor is equal to 0%, we may recalculate the Account Value and the new value will be the same or higher.

If the surrender request is made after the applicable 90 or 60 day period or upon the death of a Joint Certificate Owner, the Designated Beneficiary will receive the Certificate Withdrawal Value. If the Designated Beneficiary chooses not to surrender the Certificate, it may stay In Force for up to five years after the date of death. At the end of the five years, we will pay the Designated Beneficiary the Certificate Withdrawal Value, without deducting any surrender charge. (See "Death Provisions," page __; "Surrender Charge," page __).

Premium Taxes

We will deduct the amount of any premium taxes levied by any state or governmental entity when the premium tax is actually paid, unless we defer the deduction until the time of surrender or the Income Date. We cannot describe precisely the amount of premium tax you may have to pay on any transaction. The amount of any premium tax charged to your Certificate depends, among other things, on the type of Certificate, your state of residence, the Annuitant's state of residence, our status within those states, and the insurance tax laws of those states. Currently premium tax rates range from 0%-5.0%. Appendix C, on page __ of this prospectus, contains a schedule of premium tax rates.

Annual Reports to Certificate Owners

At least once each Certificate Year, we will send you a report which will show the Account Value, the Certificate Withdrawal Value, the Market Value Adjustment used to calculate the Certificate Withdrawal Value, and any surrender charge.

                               RISK FACTORS

An inherent risk of the Certificate is that, if you make a partial or total surrender before the end of the applicable Term, application of any surrender charge and/or Market Value Adjustment might reduce the value of your Account. As a result you could receive less than your original Single Premium. (See "Surrender Charge", page __; "Market Value Adjustment", page __).

We base the interest and Index Increases earned by an Account on the Guaranteed Interest Rate and Guaranteed Interest Rate Factors that we declare at the beginning of each Term. The initial and subsequent Guaranteed Interest Rates and Guaranteed Interest Rate Factors apply to the original principal sum and reinvested earnings. Our management will decide what Guaranteed Interest Rates and Guaranteed Interest Rate Factors to declare. We cannot predict or guarantee future Guaranteed Interest Rates and Guaranteed Interest Rate Factors. (See "Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate Factors", page __).

                           CERTIFICATE OWNERSHIP

The Certificate Owner is the person or entity designated in the application or Enrollment Form for the Certificate. You may exercise all rights under the Certificate. Joint Certificate Owners are permitted, but not contingent Certificate Owners.

Prior to the Income Date, you and any Joint Certificate Owner may direct us in writing to change the Certificate Owner, Joint Certificate Owner, Beneficiary, Contingent Beneficiary, Contingent Annuitant, or in certain instances, the Annuitant. You may change an irrevocably-named person only with the written consent of that person.

Because a change of Certificate Owner by means of a gift may be a taxable event, you should consult a competent tax adviser about the tax consequences resulting from such a transfer.

Qualified Certificates may have limitations on the transfer of ownership. You should consult a competent tax adviser about the tax consequences resulting from such a transfer.

                ENROLLMENT FORM AND SINGLE PREMIUM PAYMENTS

You must submit a Single Premium of at least $5,000 per Certificate with the Enrollment Form for an Allocated Certificate. We must approve a Single Premium payment of $500,000 or more. You may purchase multiple
Certificates, but we reserve the right to limit the total premiums you may pay on your Certificates. We also may reject any premium payment.

We credit the Single Premium to your Account, which is established on the date we receive of a properly completed Enrollment Form, along with the required premium payment. We will issue a Certificate and confirm the receipt of the Single Premium in writing. If we issue a contract on a non-allocated basis, a single Account is opened for the Contract Owner.

Your Account starts earning interest the day after it is established. You may choose to allocate the Single Premium to an Interest Account or an Indexed Account. The Indexed Account is not available for Certificates issued in certain states.

If we determine that an Enrollment Form is incomplete, we will notify you in writing or by telephone to obtain the necessary information. We will return an incomplete Enrollment Form, along with the Single Premium, if you do not complete it within three weeks of its receipt.

We will permit others to act on your behalf in certain instances, including the following two examples. First, we will accept an application for a Certificate that contains a signature signed under a power of attorney, if a copy of the power of attorney is also submitted. Second, we will also issue a Certificate to replace an existing life insurance or annuity policy that was issued by us or an affiliated company without requiring a new application from the applicant.

Certain dealers and other authorized persons, such as employers and Qualified Plan fiduciaries, will inform us of an applicant's answers to the questions in the application by telephone or order ticket and remit the Single Premium to us. If the information is complete, we will issue the Certificate, along with a copy of the completed Enrollment Form, to you so that you may verify the accuracy of the information. We may also ask you to confirm the accuracy of the information by signing and returning a copy of the Enrollment Form or a Certificate delivery receipt to us. We confirm all purchases with you in writing and our liability extends only to confirmed purchases.

                            ACCUMULATION PERIOD

Initial Term

You chose whether to allocate the Single Premium to an Interest Account or an Indexed Account and the duration of the initial Term. We offer Terms of one, three, five, six, seven, and ten years. However, the ten-year Term is only available on an Interest Account. We may offer other Terms from time to time. The Indexed Account is not available for Certificates issued in certain states.

A Term begins on the date the Single Premium is allocated or an amount is transferred to an account and ends when the number of years in the Term elected has elapsed. The last day of the Term is the expiration date for the Term. The subsequent Term begins on the first day after the expiration date of the previous Term.

The Single Premium, less any surrenders and premium taxes, earns and is credited interest and/or Index Increases in accordance with the applicable formula for an account. We credit interest to an Interest Account at the Guaranteed Interest Rates that are specified at the beginning of the Term for the duration of the Term. We credit Index Increases to Indexed Accounts by reference to Guaranteed Interest Rate Factors that are specified at the beginning of the Term for the duration of the Term.

Interest Accounts

Through the Interest Accounts, we offer specified effective and guaranteed annual rates of interest, for a specified period of time, the Term that you select. Guaranteed Interest Rates may differ among different Terms or Terms established at different times. A Guaranteed Interest Rate will not be less than 3% per year. Once we declare a Guaranteed Interest Rate at the beginning of a Term, we will not change it during the Term.

We will credit interest daily at a compounded rate which will be equal to the Guaranteed Interest Rate. If an amount remains in an Interest Account until the end of the applicable Term, its value will be equal to the amount originally allocated or transferred to the Interest Account, less all amounts withdrawn, plus all interest credited.

Appendix A provides an example of how interest is credited to the Interest Account.

Indexed Accounts

Through the Indexed Accounts, we offer Index Increases that depend on increases in a specified Index. Index Increases are determined based on a formula using specified Guaranteed Interest Rate Factors (the Participation Rate, Cap, and Floor) that are available for the Terms you select. Guaranteed Interest Rate Factors may differ among different Terms or Terms established at different times. Once these Guaranteed Interest Rate Factors are declared at the beginning of a term, they will never be changed during the Term.

Index Increases may be added to an Indexed Account on each Account Anniversary. If an amount remains in an Indexed Account until the end of the applicable Term, its value will be equal to the amount originally allocated or transferred to the Indexed Account, less all amounts withdrawn, plus all Index Increases credited.

We will calculate and credit Index Increases on each Account Anniversary after the start of a Term. The Certificate contains the formula for calculating the Index Increases. We will credit Index Increases to the Indexed Account proportionately over the entire Term.

Therefore, there are two components of the Index Increases calculated on each Account Anniversary. The first part is the proportionate credit for any increase in the Index from its prior highest Account Anniversary value to its new highest value on the current Account Anniversary. The second part is the proportionate credit for any increase in the Index occurring on a prior Account Anniversary(ies). The second part of the Index Increase will always be zero on the first Account Anniversary in any Term.

  Part one is calculated as follows: Multiply the Participation Rate by the percentage increase in the Index from its prior highest Account Anniversary value to its current Account Anniversary value divided by its beginning of Term value. The result is then multiplied by the ratio of the number of completed Account Years in the Term to the total number of Account Years in the Term. This percentage is then multiplied by the smaller of the Account Value at the beginning of the Term and the Account Value (prior to crediting any Index Increases) on any Account Anniversary in the Term.

  Part two is calculated as follows: Multiply the Participation Rate by the percentage increase in the Index since the beginning of the Term, calculated using the highest value attained by the Index at any Account Anniversary during the Term, excluding the current Account Anniversary. Divide the resulting percentage by the number of Account Years in the Term. This percentage is then multiplied by the smaller of the Account Value at the beginning of the Term and the Account Value (prior to crediting any Index Increases) on any Account Anniversary in the Term.

Part one and two amounts, as calculated above, may be reduced if the Cap is applicable and increased if a Floor in excess of zero is applicable. The sum of the two parts equals the total Index Increase. If the Index on each Account Anniversary in a Term is less than the Index at the beginning of the Term, there will not be any Index Increases credited during the Term. Index Increases can never be negative because of the Floor of zero.

The effect of this formula is that, in the absence of any partial or total surrender during a Term, the total Index Increases credited during a Term will equal:

   o   the Account Value at the beginning of the Term,
   o multiplied by the Participation Rate times the percentage increase in the Index since the beginning of the Term (subject to the Floor and Cap), using the highest value attained by the Index on any Account Anniversary in the Term.

Partial surrenders in excess of Index Increases will reduce the amount of subsequent Index Increases, but do not affect Index Increases previously credited.

Total Index Increases may be more or less than the amount of interest credited to an Interest Account established at the same time for the same Term, depending on the change in the Index over the course of the Term.

If no or small Index Increases are earned by an Indexed Account, in time, the value of an Indexed Account may be less than the Certificate Value. In such a circumstance, the Certificate Value is used to calculate any benefit payable under the Certificate. If at the end of a Term the value of an Indexed Account is less than the Certificate Value, we will credit the Indexed Account with an End of the Term Increase that is equal to the excess of the Certificate Value over the Indexed Account Value. (See "Certificate Value," page __).

Currently the Index is the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"). The S&P 500 is a widely-accepted and broad measure of the performance of the major United States stock markets. The S&P 500 is a market-value weighted measure of changes in the prices of the underlying securities and does not reflect any stock dividend income on the underlying securities. "S&P", "S&P 500", and "Standard & Poor's 500" are trademarks of The McGraw Hill Companies, Inc. that we have licensed for use. The Contract is not sponsored, endorsed, sold, or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of purchasing the Certificate.

If publication of the Index discontinues, or calculation of the Index changes substantially, we will substitute a suitable index and notify you of the substitution.

Appendix A provides the formula we use to calculate Index Increases and illustrative examples of calculations.

Renewal Terms

A new Term will automatically begin at the end of each Term, unless you elect to make a total surrender. (See "Surrenders", page __). Each new Term will be for one year unless, you notify us in writing within 30 days before the end of a Term, of your selection of a different Term or transfer the Account Value to a different type of account. You may choose from among the Terms we offer at that time. We may discontinue offering Terms of certain durations currently available or offer Terms of different durations from time to time. The available Guaranteed Interest Rates and Guaranteed Interest Rate Factors may vary based on the duration of the Term selected, and may differ from the rates currently available for new Certificates.
You may not select a Term that is longer than the number of years remaining until the Income Date. If you do, we will allocate the Account Value to a Term of one year. If less than one year remains until the Income Date, we automatically will allocate the Account Value to an Interest Account with a Term of one year.

The Account Value at the beginning of any subsequent Term will be equal to the Account Value at the end of the previous Term. Absent any partial or total surrender or transfer (the effects of which are described below), the Account Value will earn and be credited with interest or Index Increases for each year in the subsequent Term using the Guaranteed Interest Rates or Guaranteed Interest Rate Factors established at the beginning of the subsequent Term for the type of Account and Term selected by you or established by default (as described above) in the absence of other instructions.

Information on Renewal Rates

We will provide you with a toll-free number to call to inquire about rates for Terms offered at the time. We will notify you in writing of the available Terms before the beginning of each subsequent Term.

Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate
Factors

You will know the Guaranteed Interest Rate or Guaranteed Interest Rate Factors for the chosen Term at the time of the initial purchase. Guaranteed Interest Rates and Guaranteed Interest Rate Factors may differ among the Terms. We may offer differing Guaranteed Interest Rates and Guaranteed Interest Rate Factors for initial allocations, transfers during Terms, and renewal Terms.

We do not have a specific formula for determining future Guaranteed Interest Rates and Guaranteed Interest Rate Factors. The guaranteed rates and factors will reflect interest rates available on the types of investments in which we invest the proceeds of the Account. (See "Investments by Keyport," page __). Our management may also consider various other factors to determine guaranteed rates and factors for a Term, such as the duration of a Term, regulatory and tax requirements, sales commissions and administrative expenses we bear, general economic trends, and competitive factors. The Guaranteed Interest Rates we declare, and the rate of interest we credit to the Certificate Value used in the determination of an Indexed Account Value, however, will never be less than 3% annually.

Our management will make the final determination as to Guaranteed Interest Rates and Guaranteed Interest Rate Factors to be declared. We cannot predict or guarantee future Guaranteed Interest Rates and Guaranteed Interest Rate Factors.

Certificate Value

The Certificate provides a minimum value, called the Certificate Value, that we use to calculate benefits under a Certificate when the Certificate Value is higher than the value of an Indexed Account calculated as described above.

The Certificate Value is equal to:

    o   90% of the Single Premium;

    o   Plus any Excess Interest Credits;

    o Less all amounts you have withdrawn in a partial surrender, including any applicable surrender charges;

    o Plus, if a Market Value Adjustment was applied to a transfer, the positive or negative amount equal to the adjusted Certificate Value (which is the Certificate Value adjusted in proportion to the effect of the Market Value Adjustment on the Account Value) less the Certificate Value at the time of the transfer;

    o   Plus interest credited at an annual guaranteed rate of 3% per year.

In addition, at each Account Anniversary and at the time of a transfer, we will credit additional interest, called an "Excess Interest Credit", to the Certificate Value, to the extent needed to ensure that the total interest (including previous Excess Interest Credits) credited to the Certificate Value equals the total interest or Index Increases ever credited to your Account Value. Interest amounts credited to the Certificate Value will earn interest in subsequent Certificate Years.

The Certificate Value is used to calculate benefits if, for example, the Index were to remain level or decline for several years and accordingly, Index Increases were not credited to an Indexed Account. In such a circumstance, while the value of the Indexed Account would not decline, the Certificate Value might rise above the value of the Indexed Account, as a result of the 3% annual interest credited to Certificate Value.

Transfer of Values

You may transfer the entire Account Value from an Interest or Indexed Account to another Interest or Indexed Account, subject to the following limitations:

     o The transfer must be by Written Request or telephone before the Income Date;

     o You may not exceed any limit we may set; currently, we do not limit the number of transfers in a Certificate Year;

     o You may transfer the Indexed Account Value only during the first 10 calendar days after the end of each full Term;

     o You may transfer the Interest Account Value at any time before the Income Date;

     o The amount transferred shall equal the total Account Value, with any Market Value Adjustment; partial transfers are not permitted;

     o  No Market Value Adjustment shall apply to a transfer:

        (i)   from an account with a Term of less than three years,
        (ii) in the final year of a Term of three or more years to an account with a Term of three or more years, or
        (iii) within the first 10 calendar days after the end of each full Term; and

     o For transfers not made within the first 10 calendar days of a Term, the Term of the new account cannot be less than the remaining number of Account Years (rounded up) in the existing Term; and

     o The Term of the new account cannot be longer than the number of years remaining until the Income Date.

While currently transfers are free of charge, we reserve the right to charge $25 per transfer if you make more than four transfers in a Certificate Year. We reserve the right, at any time and without prior notice, to terminate, modify, or suspend the transfer privileges described above.

Surrenders

You may make a full or partial surrender of a your Account at any time prior to the Income Date while the Certificate is In Force. Partial surrenders are subject to the following charges and conditions:

    o the surrender is at least $250, unless it is made pursuant to our systematic withdrawal plan, in which case the minimum withdrawal is $100; and

    o   the remaining Account Value after the partial surrender is at least
        $2,500.

We reserve the right to change the minimum amount of any partial withdrawal.

We do not allow partial surrenders from the Indexed Account of any Certificate issued under a corporate or KEOGH Qualified Plan under Section 401 of the Internal Revenue Code.

The net amount of a partial or total surrender will include deductions for any surrender charge and Market Value Adjustment. The amount you receive may be greater or less than the amount subtracted from the Account Value as a result of the surrender. As described below, certain partial surrenders are not subject to a surrender charge and/or Market Value Adjustment.

If a request for a partial surrender would create insufficient account value to keep the Certificate In Force, we will treat the request as a request to surrender only the excess amount over $2,500.

We will, upon request, inform you of the amount payable upon a full or partial surrender. Any total or partial surrender may be subject to tax in addition to certain Certificate charges and adjustments. (See "Tax Considerations," page __).

  (a)  Systematic Withdrawal Program

To the extent permitted by law, we will make monthly, quarterly, semi-annual, or annual distributions of interest credited to an Interest Account if you have enrolled in the systematic withdrawal program. All interest distributions are made directly to you and are taxed like any other withdrawal or distribution of Account Value. (See "Tax Considerations," page __.) The minimum withdrawal may not be less than $100. You may not take systematic withdrawals from an Indexed Account. Distributions under the systematic withdrawal program are not subject to surrender charges or Market Value Adjustments.

  (b)  Partial Surrender Procedures and Determination of Surrender Value

At any time before the Income Date, you may, in writing, request a partial surrender. The surrender amount paid to you will be the requested surrender amount increased or decreased by any Market Value Adjustment and decreased by any surrender charge. The surrender charge and the Market Value Adjustment are calculated based on the requested surrender amount. The requested surrender amount will be deducted from your Account Value. For example, if you request a surrender amount of $10,000, the surrender charge and the Market Value Adjustment were each 5%, and the Free Withdrawal Amount did not apply, the surrender charge and the Market Value Adjustment would each be 5% of $10,000, for a net surrender payment to you of $9,000 ($10,000-$500-$500).

We may in our discretion allow you to request the net partial surrender amount that you wish to be paid, instead of the surrender amount described in the prior paragraph. If a Market Value Adjustment applies, however, the amount we actually pay may be more or less than the amount requested because of computational rounding. The total amount deducted from the Account Value upon a partial surrender will be the surrender amount (prior to the application of any Market Value Adjustment and any applicable surrender charge) that we calculate based on your requested net amount. For example, if you request a net partial surrender amount of $9,000 under the assumptions in the example above the total amount calculated by us and deducted from your account would be approximately $10,000.

  (c)  Total Surrenders Procedures and Determination of Surrender Value

You may make a total surrender by Written Request. Surrendering the Certificate will end it.

The surrender value will be determined as of the date we receive the Written Request for surrender. We will pay you the Certificate Withdrawal Value, which is the greater of:

     (i) the Account Value, with any Market Value Adjustment, and less any surrender charge; and
     (ii) the Certificate Value, adjusted by the ratio of the Account Value (with any Market Value Adjustment) to the unadjusted Account Value. We will deduct any premium taxes not previously paid.

For any total surrender made after the first Certificate Year, you may receive the surrender benefit under an Annuity Option rather than in a lump sum.

  (d)  Risk

The interest and Index Increases credited to your Account are based on guarantees we make. The initial and subsequent Guaranteed Interest Rates and Guaranteed Interest Rate Factors apply to the original principal sum and reinvested earnings.

An inherent risk in a surrender prior to the end of the applicable Term is that the Market Value Adjustment may reduce your Account Value. (See "Market Value Adjustment," page __).

  (e)  Payment Upon Partial or Total Surrender

We may defer payment of any partial or total surrender for six months or less from the date of receipt of your request for surrender. It is unlikely that we would defer a surrender payment more than 30 days. Deferred payment may be caused by an unusually high number of surrender requests, accompanied by a substantial shift in interest rates. If we decide to defer payment for more than 30 days, we will notify you in writing.

                                DEDUCTIONS

  (a)   Surrender Charge

We do not deduct a sales charge from the Single Premium when we receive it. A surrender charge is deducted upon any partial or total surrender, except:

     o A partial or total surrender within the first 30 calendar days after the end of any full Term or during the Certificate Year preceding the Income Date.

     o The portion of the first partial surrender in each Certificate Year that does not exceed the Free Withdrawal Amount.

     o As to total surrenders, the portion of the gross surrender amount that does not exceed the Free Withdrawal Amount, if no partial surrender was made in the same Certificate Year.

The amount of any surrender charge is computed as a percentage of the gross surrender amount in excess of the Free Withdrawal Amount. The percentage used depends on the number of Account Years (rounded up) remaining until the end of the account Term. The surrender charge is equal to:

     (i) The amount of the partial surrender request, less any Free Withdrawal Amount;

     (ii) Multiplied by the applicable percentage from the Certificate Schedule depending on the number of Account Years (rounded up) remaining until the end of the Term.

The following chart indicates the surrender charge percentage that will be applied while the specified number of years are remaining.

                          Term (Length in Years)
Account Years
Remaining   10     9     8     7     6     5     4     3     2     1
1           0%     0%    0%    1%    1%    1%    1%    1%    1%    1%
2           0      0     1     2     2     2     2     2     2
3           0      1     2     3     3     3     3     3
4           1      2     3     4     4     4     4
5           2      3     4     5     5     5
6           3      4     5     6     6
7           4      5     6     7
8           5      6     7
9           6      7
10          7

We reserve the right to increase or decrease the amount of this charge, and the period of time for which it will apply, on new Certificates up to a maximum of 7% and ten years. Currently, the charge is 7%. If such amounts increase, the increase will only apply to new Certificates issued after full disclosure to new Certificate Owners or to existing Certificate Owners purchasing additional Certificates.

After each surrender, we will adjust our records to reflect appropriate deductions from the Account Value and the Certificate Value.

The surrender charge will apply to a full or partial surrender in each Term of a Certificate. Any surrender may, in addition to certain Certificate charges and adjustments, be subject to tax. (See "Tax Considerations," page __).

Appendix B provides examples of how the surrender charge is determined.

  (b)  Market Value Adjustment

The amount payable upon a partial or total surrender before the Income Date, a transfer, or application of Account Value to an Annuity Option, may be increased or decreased by the application of a Market Value Adjustment. The Market Value Adjustment reflects the difference between:

     (i) the current Treasury Rate for a period of time equivalent to the remaining duration of the current Term; and
     (ii) the Treasury Rate at the beginning of the Term for a period equal to the full duration of the Term.

A Market Value Adjustment will not apply to a partial or total surrender, or the transfer of Account Value to an Annuity Option, within the first 30 calendar days after the end of a Term.

A Market Value Adjustment applies to any other partial or total surrender of, or upon the transfer of Account Value to an Annuity Option from, an account with a Term of three years or more. The Market Value Adjustment calculation upon such a surrender may be based on the gross surrender amount before the deduction of any surrender charge.

A Market Value Adjustment applies to any transfer from an Account with a Term of three years or more to another Account, unless the effective date of the transfer is:

     (i) within the final Account Year of the Term and the transfer is to an account with a Term of three years or more; or
     (ii) within the first 10 calendar days after the end of any Term.

The Market Value Adjustment calculation upon transfer may be based on the Account Value. A Market Value Adjustment in connection with a transfer also will result in an adjustment to Certificate Value. (See "Certificate Value," page __.)

If you have not previously taken a partial surrender or effected any other transaction potentially subject to a Market Value Adjustment in the same Certificate Year, we subtract an amount not exceeding the Free Withdrawal Amount from the amount used to calculate the Market Value Adjustment. Otherwise, we use the amount you requested to be surrendered, transferred, or applied to an Annuity Option as the basis to calculate the Market Value Adjustment.

The Market Value Adjustment for Indexed Accounts includes a Scaling Factor. You will know the Scaling Factor for all Indexed Account Terms at the time of the initial purchase. Scaling Factors may differ for Terms of different durations. We may change the Scaling Factors from time to time for new Certificates issued after the time of the change. The Scaling Factors will never be greater than one. Where a Scaling Factor is less than one, it will reduce the positive or negative amount of any Market Value Adjustment. The Scaling Factors are shown on the Certificate Schedule and are guaranteed for the life of the Certificate. The Market Value Adjustment for Interest Accounts does not include a Scaling Factor.

Because the Market Value Adjustment is based on changes in the yields on U.S. Treasury securities, the effect of the Market Value Adjustment will be closely related to the levels of such yields. As a result, should such yields increase significantly from the time of purchase of a Certificate, coupled with any surrender charge, the amount you would receive upon a total surrender could be less than the Single Premium.

Appendix B provides the formula for calculating the Market Value
Adjustment, as well as illustrative examples.

At your request, we will furnish you with illustrations of the Market Value Adjustment on your Account Value, if you make a total or partial surrender before the end of a Term.

   (c)  Premium Taxes

We will deduct the amount of any premium taxes levied by a state or governmental entity when the premium tax is incurred, unless we defer the deduction until the time of surrender or the Income Date. The amount of premium tax payable on any transaction involving a Certificate will vary depending on whether the Certificate is Qualified or Non-Qualified, your state of residence, the state of residence of the Annuitant, our status within such states, and the insurance tax laws of such states. Currently premium tax rates range from 0% to 5.0%. Appendix C contains a schedule of premium tax rates.

                             DEATH PROVISIONS

Death provisions do not apply to Non-Allocated Certificates. With Non-Allocated Certificates, Annuitants or payees are unknown until you request that an annuity be effected.

  (a)  Non-Qualified Certificates

Death of Certificate Owner, Joint Certificate Owner or Certain Non-Certificate Owner Annuitants: If, while the Certificate is In Force, you or any Joint Certificate Owner dies, or if the Annuitant dies when an entity (such as a trust) owns the Certificate, we will treat the Designated Beneficiary as the Certificate Owner after such a death. The Designated Beneficiary will be the first person among the following who is alive on the date of death; you; Joint Certificate Owner; Primary Beneficiary; Contingent Beneficiary; and otherwise the Certificate Owner's estate. If you and Joint Certificate Owner are both alive, you will be the Designated Beneficiary together.

The Designated Beneficiary may receive a death benefit by surrendering the Account. If the decedent was the Certificate Owner or the Annuitant (if the Certificate Owner is not a natural person) and the surrender occurs by the later of the 90th day after the death or the 60th day after we are notified of the death, the death benefit is the greatest of the following three values:

If the decedent was the Certificate Owner or the Annuitant (if the Certificate Owner is an entity), the Designated Beneficiary may, by the later of the 90th day after the death and the 60th day after we are notified of the death, surrender the Account for the death benefit on the date of surrender.

The death benefit is the greatest of the following three values:

     (i)   The Certificate Value;

     (ii)  The Certificate Withdrawal Value; or

     (iii) The Account Value; but if the Term in which death occurs relates to an Indexed Account and the Term's Floor is 0%, the Account Value is:

           (a) The Indexed Account Value at the start of the Account Year in which death occurs; except that if death occurs in the last Account Year of the Term and the Designated Beneficiary's surrender occurs after the end of that Term, the Indexed Account Value at the end of a Term is used instead;

           (b) Minus the sum of any partial surrenders since the start of the Account Year in which death occurs.

Otherwise, the death benefit is the Certificate Withdrawal Value.

If the Designated Beneficiary does not surrender the Certificate, the Certificate will continue as follows:

     o If you or any Joint Certificate Owner dies and the decedent's surviving spouse is the sole Designated Beneficiary, he or she will automatically become the new Certificate Owner as of the date of death. If the Annuitant dies, the new Annuitant will be any living contingent Annuitant named in the Enrollment Form, otherwise the surviving spouse. The Certificate may remain In Force until another death occurs. Except for this paragraph, all of the "Death Provisions" will apply to that subsequent death.

     o In all other cases, the Certificate may remain In Force for up to five years from the date of death. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers, or partial or total surrenders. If the Certificate is In Force at the end of the five-year period, we will automatically end it by paying to the Designated Beneficiary the Certificate Withdrawal Value, without deducting any surrender charge. If the Designated Beneficiary is not alive, we will pay any person(s) named in writing by the Designated Beneficiary; otherwise we will pay the Designated Beneficiary's estate.

Payment of Benefits: Instead of receiving a lump sum, you or any Designated Beneficiary may direct us in writing to pay any benefit of $5,000 or more under an Annuity Option that meets the following:

      o The first payment to the Designated Beneficiary must be made no later than one year after the date of death;

      o    Payments must be made over the life of the Designated
           Beneficiary or over a period not extending beyond that person's life expectancy; and

      o Any Annuity Option that provides for payments to continue after the death of the Designated Beneficiary will not permit the successor payee to extend the period of time during which the remaining payments are to be made.

You may also direct us to pay benefits to the Designated Beneficiary under an Annuity Option meeting these same requirements.

Death of Certain Non-Certificate Owner Annuitants: These provisions apply if and while the Certificate is In Force,

      o    The Annuitant dies,

      o    The Annuitant is not a Certificate Owner, and

      o    The Certificate Owner is a natural person.

The Certificate will continue after the Annuitant's death. The new Annuitant will be any living contingent Annuitant; otherwise, the Certificate Owner.

  (b)  Qualified Certificates

Death of Annuitant: If the Annuitant dies while the Certificate is In Force, the Designated Beneficiary will control the Certificate. The Designated Beneficiary has until the later of the 90th day after the death and the 60th day after we are notified of the death to surrender the Certificate for the death benefit. The death benefit is:

      o   The Certificate Value;

      o   The Certificate Withdrawal Value; or

      o The Certificate Owner's Account Value; but if the Term in which death occurs relates to an Indexed Account and the Term's Floor is 0%, the Account Value is:

           (a) The Indexed Account Value at the start of the Account Year in which death occurs; except that if death occurs in the last Account Year of the Term and the Designated Beneficiary's surrender occurs after the end of that Term, the Indexed Account Value at the end of a Term is used instead;

           (b) Minus the sum of any partial surrenders since the start of the Account Year in which death occurs.

If a surrender is after the applicable 90 or 60 day period, the death benefit is the Certificate Withdrawal Value.

If the Designated Beneficiary does not surrender the Certificate, the Certificate may continue for the period permitted by the Internal Revenue Code. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make partial or total surrenders. If the Certificate is in effect at the end of the period, we will automatically end it then by paying to the Designated Beneficiary the Certificate Withdrawal Value. If the Designated Beneficiary is not alive, we will pay any person(s) named by the Designated Beneficiary in writing; otherwise we will pay the Designated Beneficiary's estate.

Payment of Benefits: Instead of receiving a lump sum, you or any Designated Beneficiary may direct us in writing to pay any benefit or $5,000 or more under an Annuity Option that meets the following:

      o The first payment to the Designated Beneficiary must be made no later than one year after the date of death;

      o    Payments must be made over the life of the Designated
           Beneficiary or over a period not extending beyond that person's life expectancy; and

      o Any payment option that provides for payments to continue after the death of the Designated Beneficiary will not permit the successor payee to extend the period of time over which the remaining payments are to be made.

You may also direct us to pay benefits to the Designated Beneficiary under an Annuity Option meeting these same requirements.

                         ANNUITY PERIOD PROVISIONS

Annuity Benefits

If the Annuitant is alive on the Income Date and the Certificate is In Force, we will begin payments under the payment option(s) you have chosen. We determine the payment by applying the Annuity Value on the Income Date (less any premium taxes not previously deducted) in accordance with the option selected. The Annuity Value is the greater of:

    o  The Account Value after application of any Market Value Adjustment;
       or

    o The Certificate Value, adjusted to reflect the ratio of the Account Value (after application of the Market Value Adjustment) to the unadjusted Account Value.

The Income Date and Form of Annuity

The Income Date, shown on the Certificate Schedule, is the later of the end of the Certificate Year in which the Annuitant's 85th birthday occurs or the end of the 10th Certificate Year.

For Allocated Certificates, you may elect, at least 30 days before the Income Date, to have the Annuity value applied on the Income Date pursuant to the Annuity Options described below. If you do not make an election, the Annuity value will be applied on the Income Date pursuant to Option 2 to provide a monthly life annuity with 10 years of payments guaranteed.

For Non-Allocated Certificates, you may request that we apply a portion of the Account Value, including any surrender charge and Market Value Adjustment, under an Annuity Option for a participant in your plan. We will issue a Certificate for such participant, who is also the Annuitant, and begin annuity payments as you direct.

You may not make a surrender after the Income Date. Other rules may apply to qualified retirement plans. (See "Qualified Plans," page __.)

Change of Annuity Option

You may change the Annuity Option from time to time, by Written Request, but we must receive the request at least 30 days before the Income Date.

Annuity Options

Option 1 - Income for a Fixed Number of Year: We will pay an annuity for a chosen number of years, not less than 5 or more than 30 years. If on the payee's death, payments under the fixed number of years have not run out, then:

   (a) We will make payments to the successor payee for the rest of the period; or

   (b) The successor payee may elect to receive the present value of the remaining payments in a lump sum, commuted at the interest rate used to create the annuity factor for this option.

Option 2 - Life Income with 10 Years Guaranteed: We will pay an annuity income during the lifetime of the payee. If on the payee's death payments have been made for less than 10 years then:

   (a) We will make payments to the successor payee for the rest of the 10 year period; or

   (b) The successor payee may elect to receive the present value of the remaining certain payments in a lump sum, commuted at the interest rate used to create the annuity factor for this option.

The amount of the annuity payments will depend on the age of the payee at the time payments begin and may depend on the payee's sex.

Option 3 - Joint and Last Survivorship Income: We will pay an annuity as long as the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons at the time annuity payments begin and may depend on each person's sex. You may receive only one annuity payment under this option if both payees die after the receipt of the first payment, or receive only two annuity payments if both payees die after receipt of the second payment, and so on. Other Annuity Options

Other options may be arranged with the mutual consent of you and us.

Frequency and Amount of Payments

Annuity payments are paid as monthly installments. However, if the net amount available under any Annuity Option is less than $5,000, we have the right to pay such amount in a lump sum. If the payments are less than $100 per payment, we may change the frequency of the payments to result in payments of at least $100.

Proof of Age, Sex, and Survival of Annuitant

We may require proof of age, sex, or survival of any payee upon whose age, sex or survival payments depend. If the age or sex has been misstated, we will compute the amount payable based on the correct age and sex. If income payments have begun, we will pay any underpayment on the next annuity payment and deduct any overpayment, unless repaid in one sum, from future annuity payments until we are repaid in full.

                          INVESTMENTS BY KEYPORT

We invest our assets according to the requirements of applicable state laws regarding investments that may be made by the general accounts and separate accounts of life insurance companies. In general, these laws permit investments, subject to specified limits and certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. (See page ___ for further information on our investments).

All of our General Account assets, the assets of Separate Account C and of certain other Separate Accounts are available to fund claims under a Certificate.

In establishing the Guaranteed Interest Rates and Guaranteed Interest Rate Factors under the Certificates, we will take into account factors such as the yields available on the instruments in which the proceeds from the Certificates are invested. (See "Establishment of Guaranteed Interest Rates and Guaranteed Interest Rate Factors," page __). Our obligations and the values and benefits under the Certificates, however, will not vary as a result of the returns on the instruments. Also, you, Designated Beneficiaries and payees with rights under a Certificate will not participate in the gains or losses of the investment instruments we hold in the Separate Account.

Our investment strategy will be to invest in debt securities, which we will use to match our liabilities with respect to the Terms to which the proceeds are allocated. It is in our sole discretion to invest in any type of investment that is authorized under state law. We expect to invest a substantial portion of the premiums in securities issued by the United States Government, or its agencies or instrumentalities, that may or may not be guaranteed by the United States Government. The government securities may include T-Bills, Notes, Bonds, Zero Coupon Securities and Mortgage Pass-Through Certificates such as Government National Mortgage Association backed securities (GNMA Certificates), Federal National Mortgage Association Guaranteed Pass-Through Certificates (FNMA Certificates) and Federal Home Loan Mortgage Corporation Mortgage Participation Certificates (FHLMC Certificates).

We may invest our assets in various instruments, including equity options, futures, forwards, and others based on the Index in order to hedge our obligations with respect to Indexed Accounts. We may also buy and sell interest rate swaps and caps, Treasury bond futures, and other instruments to hedge our exposure to changes in interest rates. These derivative instruments will be purchased from counterparties that conform to our policies and guidelines regarding derivative instruments. Investments in these instruments generally involve the following types of risks:

   (a) in the case of over-the-counter options and forward contracts, there is no guarantee these markets will exist for these investments when we want to close out a position;
   (b) futures exchange may impose trading limits which may inhibit our ability to close out positions in exchange-listed instruments; and
   (c) if we have an open position with a dealer that becomes insolvent, we may experience a loss.

While the foregoing generally describes our investment strategy with respect to the proceeds attributable to the Certificates, we are not obligated to invest assets, including the proceeds attributable to the Certificates, according to any particular strategy except as may be required by Rhode Island and other state insurance laws.

                         AMENDMENT OF CERTIFICATES

We reserve the right to amend the group contracts and Certificate to meet the requirements of any applicable federal or state laws or regulations. We will notify you in writing of any such amendments.

                        ASSIGNMENT OF CERTIFICATES

You may assign a Certificate at any time, as permitted by applicable law. You must file a copy of any assignment with us. An assignment will not be binding on us until we receive a copy of it. Your rights and those of any revocably-named person will be subject to the assignment. Any Qualified Certificate may have limitations on your ability to assign the Certificate. We will not assume responsibility for the validity or effect of any assignment.

Because an assignment may be a taxable event, you should consult a competent tax adviser as to the tax consequences resulting from any assignment.

                DISTRIBUTION OF CONTRACTS AND CERTIFICATES

Keyport Financial Services Corp. ("KFSC") serves as the Principal Underwriter for the Contracts and the Certificates described in this prospectus. KFSC is our wholly-owned subsidiary and is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 ("Exchange Act") as a broker-dealer. KFSC is a member of the National Association of Securities Dealers, Inc. ("NASD") and is located at 125 High Street, Boston, Massachusetts 02110.

The Certificate will be sold by insurance agents who are registered representatives of broker-dealers that have entered into distribution agreements with KFSC. We will pay a maximum commission to broker-dealers of 5.25% of the Single Premium. We may pay a reduced commission percentage applied to the Certificate Owner's Account Value at the start of each Term after the first term or at some other date(s).

Certificates may be sold with a lower commission structure to (a) our officers, directors or employees or those of our affiliates, or (b) any Qualified Plan established for such a person. Such Certificates will have higher Participation Rates under the Indexed Account, reflecting anticipated cost savings to us from the lower commission structure.

                        GENERAL TAX CONSIDERATIONS

Because tax laws are complicated and tax consequences vary according to the actual status of the Contract Owner or Certificate Owner involved, legal and tax advice may be needed by a person, employer, or other entity contemplating the purchase of a contract or Certificate described in this prospectus.

You should understand that any detailed description of the tax consequences regarding the purchase of a contract or Certificate cannot be made in this prospectus. Special tax rules may apply with respect to certain purchase situations not discussed herein. We do not consider any applicable state or other tax laws. For detailed information, you should always consult a competent tax adviser.

This discussion is based upon our understanding of federal income tax laws as they are currently interpreted. The United States Congress has in the past and may in the future consider legislation that, if enacted, could adversely affect the tax treatment of annuity contracts, including distributions and undistributed appreciation. There is no way to predict whether, when or in what form Congress will enact legislation affecting annuity contracts. Any such legislation could have retroactive effect regardless of the date of enactment. We are not making any representation regarding the likelihood of continuation of those current federal income tax laws, or of the current interpretations by the Internal Revenue Service.

Taxation of Keyport

We are taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, as amended ("Code"). We own assets underlying the Certificates, and any income earned on those assets will be deemed our income.

Taxation of Annuities

Section 72 of the Code governs the taxation of annuities. You, a trust or other entity holding a Non-Qualified Certificate as an agent for an individual, are not taxed on increases in Account Value until a distribution occurs of a total or partial surrender, an assignment or gift of the Certificate, or annuity payments. The provisions of Section 72 of the Code concerning distributions are briefly summarized below. A trust or other entity owning a Non-Qualified Certificate, other than as an agent for an individual, is taxed differently. Increases in Account Value are taxed yearly whether or not a distribution occurs.

  (a)  Surrenders, Assignments, and Gifts

If you fully surrender your Certificate, the portion of the payment that exceeds your cost basis in the Certificate is subject to tax. For Non-Qualified Certificates, the cost basis is generally the amount of the Single Premium, and the taxable portion of the surrender payment is subject to tax as ordinary income. For Qualified Certificates, the cost basis is generally zero, and the taxable portion of the surrender payment is generally taxed as ordinary income, subject to special 5-year income averaging for lump-sum distributions received before January 1, 2000. A Designated Beneficiary receiving a lump sum surrender benefit after your death or the death of the Annuitant is taxed on the portion of the amount that exceeds your cost basis in the Certificate. If the Designated Beneficiary elects to receive annuity payments within sixty (60) days of the decedent's death, different tax rules apply. (See "Annuity Payments" below).

Partial surrenders received under Non-Qualified Certificates prior to the Income Date are first included in gross income to the extent the Account Value (plus or minus any Market Value Adjustment) exceeds the Single Premium. To the extent the Account Value (plus or minus any Market Value Adjustment) does not exceed the Single Premium, such surrenders are treated as a non-taxable return of principal to you. For partial surrenders under a Qualified Certificate, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Certificates is generally zero, partial surrender amounts will generally be fully taxed as ordinary income.

If you assign or pledge a Non-Qualified Certificate, you will be treated as if you have received the amount assigned or pledged. You will be subject to taxation under the rules applicable to surrenders. If you give away the Certificate to anyone other than your spouse, you will be treated for income tax purposes as if you have fully surrendered the Certificate.

A special computational rule applies if, during any calendar year, we issue to you more than one Certificate or one or more Certificates and one or more of our other annuity contracts. Under this rule, the amount of any distribution includable in your gross income is determined under Section 72(e) of the Code. All such contracts will be treated as one contract.

We believe that this means the amount of any distribution under any Certificate will be includable in gross income to the extent that, at the time of distribution, the sum of the values for all the Certificates or contracts exceeds the sum of the cost bases for all the contracts. This special computational rule applies to "laddered" Certificates, which are multiple Certificates of different Terms that are purchased during one calendar year.

  (b)  Annuity Payments

We determine the non-taxable portion of each annuity payment with an "exclusion ratio" formula, which establishes the ratio that the cost basis of the Certificate bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable at ordinary income rates. For Qualified Certificates, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments.

  (c)  Penalty Tax

Payments received by you, Annuitants, and Designated Beneficiaries under the Certificates may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on amounts received under the following circumstances.

     o  After the taxpayer attains age 59-1/2;

     o In a series of substantially equal payments made for life or life expectancy;

     o After your death (or, where an entity owns the Certificate, after the death of the Annuitant);

     o  If the taxpayer becomes totally and permanently disabled; or

     o Under a Non-Qualified Certificate's annuity payment option that provides for a series of substantially equal payments, provided the Certificate is not issued as a result of a Section 1035 exchange and the first annuity payment begins in the first Certificate Year.

  (d)  Income Tax Withholding

We are required to withhold federal income taxes on taxable amounts paid under the Certificates, unless the recipient elects not to have withholding apply. We will notify recipients of their right to elect not to have withholding apply. (See "Tax-Sheltered Annuities" ("TSAs"), page __) for an alternative type of withholding that may apply to distributions from TSAs that are eligible for rollover to another TSA or an individual retirement annuity or account ("IRA")).

  (e)  Section 1035 Exchanges

You may purchase a Non-Qualified Certificate with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is our understanding that in such an event:

      o The new Certificate is subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified
           Certificates";

      o Purchase payments made between 8/14/82 and 1/18/85 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over ten years prior to the distribution; and

      o Purchase payments made before 8/14/82 and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law:

           (a) The penalty tax does not apply to any distribution;

           (b) Partial surrenders are treated first as a non-taxable return of principal and then a taxable return of income; and

           (c) Assignments are not treated as surrenders subject to taxation. Our understanding of the above is principally based on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.

                              QUALIFIED PLANS

The Certificate may be used with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan. Therefore, we do not attempt to provide more than general information about the use of the Certificate with the various types of Qualified Plans. Participants under such Qualified Plans as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Certificate issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and the use of the Certificate in connection therewith. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain contribution limitations, exclude the amount of premium payments from gross income. Such premium payments may be subject to Social Security ("FICA") taxes. This type of annuity contract is commonly referred to as a "Tax-Sheltered Annuity".

Section 403(b)(11) of the Code contains distribution restrictions. Specifically, benefits may be paid, through surrender of the Certificate or otherwise, only in the following circumstances:

    o When the employee attains age 59-1/2, separates from service, dies or becomes totally and permanently disabled (within the meaning of Section 72(m)(7) of the Code); or

    o In the case of hardship. A hardship distribution must be of employee contributions only and not of any income attributable to such contributions.

Section 403(b)(11) does not apply to distributions attributable to assets held as of December 31, 1988. Thus, it appears that the legal restrictions apply only to distributions attributable to contributions made after 1988, to earnings on those contributions, and to earnings on amounts held as of 12/31/88. The Internal Revenue Service has indicated that the distribution restrictions of Section 403(b)(11) are not applicable when TSA funds are being transferred tax-free directly to another TSA issuer, provided the transferred funds continue to be subject to the Section 403(b)(11) distribution restrictions.

If you request a distribution from a Certificate, we will notify you if all or part of such distribution is eligible for rollover to another TSA or to an IRA. Any amount eligible for rollover treatment will be subject to mandatory federal income tax withholding at a 20% rate, unless you direct us in writing to transfer the amount as a direct rollover to another TSA or IRA.

Individual Retirement Annuities

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity." These Individual Retirement Annuities are subject to limitations on the amount which may be contributed, the persons who may be eligible to contribute, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into an Individual Retirement Annuity.

Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Certificate to provide benefits under the plans.

                                THE COMPANY

   (a)  Business

General

We are a specialty insurance company providing a diversified line of fixed, indexed and variable annuity products designed to serve the growing retirement savings market. These annuity products are sold through a wide ranging network of banks, agents and securities dealers. We seek to maintain our presence in the fixed annuity market while expanding our sales of variable and equity-indexed annuities. We seek to achieve a broader market presence through the use of diversified distribution channels and maintain a conservative approach to investment and liability management.

We are licensed to do business in all states except New York and are also licensed in the District of Columbia and the Virgin Islands. We are rated A (Excellent) by A.M. Best and Company ("A.M. Best"), independent analysts of the insurance industry. Standard & Poor's ("S&P") rates us AA for very strong financial security, Moody's Investor Services ("Moody's") rates us A2 for good financial strength and Duff & Phelps rates us AA- for very high claims paying ability. The A.M. Best's A rating is in the second highest rating category, which also includes a lower rating of A-. S&P and Duff & Phelps have one rating category above AA and Moody's has two rating categories above A. Within the S&P AA category, only AA+ is higher. The Moody's "2" modifier means that we are in the middle of the A category. The Duff & Phelps "-" modifier signifies that we are at the lower end of the AA category. These ratings reflect the opinion of the rating company as to our relative financial strength and ability to meet contractual obligations to our policyholders.

Our wholly owned insurance subsidiaries are Independence Life and Annuity Company ("Independence Life") and Keyport Benefit Life Insurance Company ("Keyport Benefit"). Other wholly owned subsidiaries are Liberty Advisory Services Corp., an investment advisory company, and Keyport Financial Services Corp., a broker-dealer.

We are an indirect wholly owned subsidiary of Liberty Financial Companies, Inc. ("Liberty Financial") which is a publicly traded holding company. Liberty Financial is an indirect majority owned subsidiary of Liberty Mutual Insurance Company ("Liberty"), a multi-line insurance company.

Liberty Financial is an asset accumulation and management company providing investment management and retirement-oriented insurance products through multiple distribution channels. We issue and underwrite substantially all of Liberty Financial's retirement-oriented insurance products. Liberty Financial's investment advisor, asset management and bank distribution operating units are The Colonial Group ("Colonial"), Stein Roe & Farnham Incorporated ("Stein Roe"), Newport Pacific Management, Inc. ("Newport") and Independent Holdings, Inc. ("Independent"). Colonial, Stein Roe and Newport manage certain underlying mutual funds and other invested assets of our separate accounts. Stein Roe also provides asset management services for a substantial portion of our general account. Independent, through its subsidiary, markets our products through the bank distribution channel.

Our executive and administrative offices are located at 125 High Street, Boston Massachusetts 02110. Our home office is at 695 George Washington Highway, Lincoln, Rhode Island 02865.

   (b)  Selected Financial Data

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

                 Selected Financial Data   (in thousands)

As of and for
the year ended
December 31,         1998      1997        1996        1995       1994
Income statement
  data:
Investment
   income      $   815,266 $   847,048 $   790,365 $   755,930 $   689,575
Interest
   credited       (562,238)   (594,084)   (572,719)   (555,725)   (481,926)
Investment
   spread          252,988     252,964     217,646     200,205     207,649
Fee income          42,836      36,353      33,534      29,767      25,273
Operating
   expenses        (53,544)    (49,941)    (43,815)    (44,475)    (54,295)
Income before
   income taxes    161,519     172,651     137,846     107,941      95,276
Net income         108,600     113,561      90,624      69,610      63,225

Balance sheet
  data:
Total cash and
   investments $13,317,878 $13,505,858 $12,305,312 $10,922,125 $ 9,274,793
Total assets    15,775,231  15,342,189  13,924,557  12,280,194  10,873,604
Stockholder's
   equity        1,135,597   1,103,021     980,782     902,331     682,485

   (c) Management's Discussion and Analysis of Results of Operations and Financial Condition

1.  Results of Operations

Net income was $108.6 million in 1998, compared to $113.6 million in 1997 and $90.6 million in 1996. Favorable variances in 1998 as compared to 1997 were the result of higher fee income, reduced amortization of deferred policy acquisition costs and value of insurance in force, lower policy benefits and income tax expense. Offsetting these items were reductions in net realized investment gains and higher operating expenses.

Investment spread is the amount by which investment income earned on our investments exceeds interest credited to policyholder balances. Investment spread was $253.0 million in 1998 and 1997 as compared to $217.6 million in 1996. The amount by which the average yield on investments exceeds the average interest credited rate on policyholder balances is the investment spread percentage. Such investment spread percentage was 1.78% in 1998, 1.91% in 1997, and 1.84% in 1996.

Investment income was $815.2 million in 1998, compared to $847.0 million in 1997 and $790.4 million in 1996. The decrease of $31.8 million in 1998 compared to 1997 primarily relates to a $66.4 million decrease resulting from a lower average investment yield, partially offset by a $34.6 million increase as a result of a higher level of average invested assets. The 1998 investment income was net of $70.8 million of S&P 500 Index call option amortization expense related to our equity-indexed annuities compared to $47.6 million in 1997. The average investment yield was 6.36% in 1998 compared to 6.90% in 1997. Investment income increased in 1997 compared to 1996 primarily as a result of a higher level of average invested assets, partially offset by a decrease resulting from a lower average investment yield. The average investment yield was 6.90% in 1997 compared to 7.16% in 1996.

Interest credited to policyholders totaled $562.2 million in 1998, compared to $594.1 million in 1997 and $572.7 million in 1996. The decrease of $31.9 million in 1998 compared to 1997 primarily relates to a $49.4 million decrease resulting from a lower average interest credited rate, partially offset by a $17.5 million increase as a result of a higher level of average policyholder balances. Policyholder balances averaged $12.3 billion (including $10.5 billion of fixed products and $1.8 billion of equity-indexed annuities) in 1998 compared to $11.9 billion (including $10.8 billion of fixed products and $1.1 billion of equity-indexed annuities) in 1997. The average interest credited rate was 4.58% (5.23% on fixed products and 0.85% on equity-indexed annuities) in 1998 compared to 4.99% (5.45% on fixed products and 0.85% on equity-indexed annuities) in 1997. Our equity-indexed annuities credit interest to the policyholder at a "participation rate" equal to a portion (ranging for existing policies from 25% to 95%) of the change in value of the S&P 500 Index. Our equity-indexed annuities also provide a full guarantee of principal if held to term, plus interest at 0.85% annually. For each of the periods presented, the interest credited to equity-indexed policyholders related to the participation rate was offset by investment income recognized on the S&P 500 Index call options and futures, resulting in an 0.85% net credited rate. Interest credited to policyholders increased in 1997 compared to 1996 primarily as a result of a higher level of average policyholder balances, partially offset by a decrease in the average interest credited rate. Policyholder balances averaged $11.9 billion in 1997 compared to $10.8 billion in 1996. The average interest credited rate was 5.32% in 1996.

Average investments (computed without giving effect to Statement of Financial Accounting Standards No. 115), including a portion of our cash and cash equivalents, were $12.8 billion in 1998 compared to $12.3 billion in 1997 and $11.0 billion in 1996. The increase of $0.5 billion in 1998 compared to 1997 was primarily due to the reinvestment of portfolio earnings. The increase of $1.3 billion in 1997 compared to 1996 was primarily due to a 100% coinsurance agreement with respect to a $954.0 million block of SPDAs entered into with Fidelity & Guaranty Life Insurance Company ("F&G Life") during the third quarter of 1996 and the reinvestment of portfolio earnings.

Net realized investment gains were $.8 million in 1998, compared to $24.7 million in 1997 and $5.5 million in 1996. The net realized investment gains in 1998 were net of losses of $28.3 million for certain fixed maturity investments where the decline in value was determined to be other than temporary. There were no impairment writedowns in 1997 and 1996. The net realized investment gains in 1998 included net gains on sales of fixed maturity investments of $12.4 million, gains on sales of equity securities of $14.7 million and gains of $.1 million on redemption of seed money investments in separate account mutual funds we sponsored. The net realized investment gains in 1997 included gains on sales of fixed maturity investments of $16.8 million and gains of $7.9 million on redemption of seed money investments in separate account mutual funds we sponsored. Sales of fixed maturity and equity investments generally are made to maximize total return.

Surrender charges on fixed and variable annuity withdrawals generally are assessed at declining rates applied to policyholder withdrawals during the first five to seven years of the contract. Total surrender charges were $17.5 million in 1998, compared to $16.0 million in 1997 and $14.9 million in 1996.

Total annuity withdrawals represented 13.2% of the total average annuity policyholder and separate account balances in 1998 and 11.6% in 1997 and 1996. Excluding surrenders from the older block of annuities acquired in the F&G Life transaction, the withdrawal percentages were 13.2% in 1998, 10.6% in 1997 and 10.0% in 1996.

Separate account fees are primarily mortality and expense charges earned on variable annuity and variable life policyholder balances. These fees, which are based on the market values of the assets in separate accounts supporting the contracts, were $20.6 million in 1998 compared to $17.1 million in 1997 and $16.0 million in 1996. Such fees represented 1.44%, 1.54% and 1.68% of average variable annuity and variable life separate account balances in 1998, 1997 and 1996, respectively.

Management fees are primarily investment advisory fees related to the separate account assets. The fees are based on the levels of assets under management, which are affected by product sales and redemptions and changes in the market values of the investments managed. Management fees were $4.8 million in 1998, compared to $3.3 million in 1997 and $2.6 million in 1996. The increase of $1.5 million in 1998 compared to 1997 primarily reflects a higher level of average assets under management.

Operating expenses primarily represent compensation, selling and other general and administrative expenses. These expenses were $53.5 million in 1998, compared to $49.9 million in 1997 and $43.8 million in 1996. The increase in 1998 compared to 1997 was primarily due to higher employee related expenses and selling expenses.

Amortization of deferred policy acquisition costs were $69.2 million in 1998, compared to $75.9 million in 1997 and $60.2 million in 1996. The decrease in amortization of $6.7 million in 1998 compared to 1997 was primarily related to revisions in investment spread assumptions, partially offset by increased amortization from the growth of business in force. The increase in amortization in 1997 compared to 1996 was primarily related to the increase in investment spread from the growth of business in force associated with fixed and equity-indexed products and the increased sales of variable annuity products during 1997. Amortization expense represented 24.8%, 27.5% and 25.1% of investment spread and separate account fees in 1998, 1997 and 1996, respectively.

Amortization of value of insurance in force totaled $8.2 million in 1998, compared to $10.5 million in 1997 and $10.2 million in 1996. The decrease in amortization of $2.3 million in 1998 compared to 1997 was primarily related to lower amortization associated with F&G Life. The increase in amortization in 1997 compared to 1996 was primarily due to increased amortization of $4.0 million related to the F&G Life transaction, partially offset by decreased amortization related to a change in mortality assumptions.

Income tax expense was $52.9 million or 32.76% of pretax income in 1998, compared to $59.1 million or 34.2% of pretax income in 1997 and $47.2 million or 34.3% pretax income in 1996.

Effective July 18, 1997, due to changes in ownership of Liberty Financial, we are no longer included in the consolidated federal income tax return of Liberty Mutual. We do not expect this change to have a material effect on our financial condition or results from operations. We will be eligible to file a consolidated federal income tax return with Liberty Financial in 2002.

2.  Financial Condition

Stockholder's Equity as of December 31, 1998 was $1.136 billion compared to $1.103 billion as of December 31, 1997. The increase in stockholder's equity was due to an in increase in comprehensive income of $52.6 million, offset by cash dividends of $20.0 million paid to Liberty Financial.

Investments not including cash and cash equivalents totaled $12.6 billion at December 31, 1998 compared to $12.3 billion at December 31, 1997. The increase of $0.3 billion is primarily attributable to the reinvestment of portfolio earnings.

Our general investment policy is to hold fixed maturity assets for long-term investment and, accordingly, we do not have a trading portfolio. To provide for maximum portfolio flexibility and appropriate tax planning, we classify our entire fixed maturity portfolio as "available for sale" and carry such investments at fair value. Our total investments at December 31, 1998 and 1997 reflected net unrealized gains of $105.3 million and $283.8 million, respectively, relating to our fixed maturity and equity portfolios.

Approximately $11.3 billion, or 84.9%, of our general account investments at December 31, 1998, were rated by Standard & Poor's Corporation, Moody's Investors Service or under comparable statutory rating guidelines established by the NAIC. At December 31, 1998, the carrying value of investments in below investment grade securities totaled $1.1 billion, or 8.1% of general account investments of $13.3 billion. Below investment grade securities generally provide higher yields and involve greater risks than investment grade securities because their issuers typically are more highly leveraged and more vulnerable to adverse economic conditions than investment grade issuers. In addition, the trading market for these securities may be more limited than for investment grade securities.

We routinely review our portfolio of investment securities. We identify monthly any investments that require additional monitoring, and carefully reviews the carrying value of such investments at least quarterly to determine whether specific investments should be placed on a nonaccrual basis and to determine declines in value that may be other than temporary. In making these reviews, we principally consider the adequacy of collateral (if any), compliance with contractual covenants, the borrower's recent financial performance, news reports and other externally generated information concerning the creditor's affairs. In the case of publicly traded fixed maturity investments, we also consider market value quotations, if available.

As of December 31, 1998, the carrying value of fixed maturity investments that were non-income producing was $30.0 million, which constituted 0.2% of investments. There were no non-income producing fixed maturity investments as of December 31, 1997.

3.  Market Risk

Market-Sensitive Instruments and Risk Management

Market risk is the risk that we will incur losses due to adverse changes in market rates and prices. Our primary market risk exposures are to changes in interest rates and to changes in equity prices.

The active management of market risk is integral to our operations. We may use the following approaches to manage our exposure to market risk within defined tolerance ranges: 1) rebalance our existing asset or liability portfolios, 2) change the character of future investment purchases, or 3) use derivative instruments to modify the market risk characteristics of existing assets and liabilities or assets expected to be purchased.

Corporate Oversight

We generate substantial investable funds from our annuity operations. We believe that our fixed and indexed policyholder balances should be backed by investments, principally comprised of fixed maturities, which generate predictable rates of return. We do not have a specific target rate of return. Instead, our rates of return vary over time depending on the current interest rates, the slope of the yield curve and the excess at which fixed maturities are priced over the yield curve. Our portfolio strategy is designed to achieve acceptable risk-adjusted returns by effectively managing portfolio liquidity and credit quality.

We administer and oversee the investment risk management processes primarily through our Investment Committee, our Board of Directors, and the Board of Directors of Liberty Financial. The Investment Committee and Board of Directors provide executive oversight of investment activities. The Investment Committee is a senior management committee consisting of the Chief Investment Officer, Chief Financial Officer, President, and members of senior management of Liberty Financial. The Investment Committee meets monthly to provide detailed oversight of investment risk, including market risk.

We have investment guidelines that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities. In addition, we have specific investment policies that delineate the investment limits and strategies that are appropriate given our liquidity, surplus, product and regulatory requirements.

We monitor and manage our exposure to market risk through asset allocation limits, duration limits, and stress tests. Asset allocation limits place restrictions on the aggregate fair value which may be invested within an asset class. Duration limits on the aggregate investment portfolio, and, as appropriate, on individual components of the portfolio, place restrictions on the amount of interest rate risk that may be taken. Stress tests measure downside risk to fair value and earnings over longer time intervals and for adverse market scenarios.

The day-to-day management of market risk within defined tolerance ranges occurs as portfolio managers buy and sell within their respective markets based upon the acceptable boundaries established by asset allocation, duration and other limits, including but not limited to credit and liquidity.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. This risk arises from our primary activities, as we invest substantial funds in interest-sensitive assets and also have interest-sensitive liabilities. Our asset/liability management emphasizes a conservative approach, which is oriented toward reducing downside risk in adverse markets, as opposed to maximizing spread in favorable markets.

We manage the interest rate risk inherent in our assets relative to the interest rate risk inherent in our liabilities. One of the measures we use to quantify this exposure is effective duration. Effective duration is a common measure for the price sensitivity of assets and liabilities to changes in interest rates. It measures approximate the percentage change in the fair value of assets and liabilities when interest rates change by 100 basis points. This measure includes the impact of estimated changes in portfolio cash flows from features such as prepayments and bond calls. The effective duration of assets and related liabilities are produced using standard financial valuation techniques. At December 31, 1998, the estimated difference between our asset and liability duration was approximately 1.2. This positive duration gap indicates that the fair value of our assets is somewhat more sensitive to interest rate movements than the fair value of our liabilities.

We seek to invest premiums and deposits to create future cash flows that will fund future benefits, claims, and expenses, and earn stable margins across a wide variety of interest rate and economic scenarios. In order to achieve this objective and limit our exposure to interest rate risk, we adhere to a philosophy of managing the effective duration of assets and related liabilities. We use interest rate swaps, futures and caps to reduce the interest rate risk resulting from effective duration mismatches between assets and liabilities. To the extent that actual results differ from the assumptions utilized, our effective duration could be significantly impacted. Important assumptions include the timing of cash flows on mortgage-related assets and liabilities subject to policyholder surrenders. Additionally, our calculation assumes that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the impact of non-parallel changes in the term structure of interest rates and/or large changes in interest rates.

Our potential exposure due to a 10% increase in prevailing interest rates from their December 31, 1998 levels is a loss of $87.0 million in fair value of our fixed-rate assets that is not offset by a decrease in the fair value of our fixed-rate liabilities. Because we actively manage our assets and liabilities and have strategies in place to minimize our exposure to loss as interest rate changes occur, we expect that actual losses would be less than the estimated potential loss

Equity Price Risk

Equity price risk is the risk that we will incur economic losses due to adverse changes in a particular stock or stock index. At December 31, 1998, we had approximately $24.6 million in common stocks and $535.1 million in other equity investments (primarily call options and futures contracts).

At December 31, 1998, we had $2.1 billion in equity-indexed annuity liabilities which provide customers with contractually guaranteed participation in price appreciation of the Standard & Poor's 500 Composite Price Index ("S&P 500 Index"). We purchase equity-indexed options and futures to hedge the risk associated with the price appreciation component of equity-indexed annuity liabilities.

We manage the equity risk inherent in our assets relative to the equity risk inherent in our liabilities by conducting detailed computer simulations that model our S&P 500 Index derivatives and our equity-indexed annuity liabilities under stress-test scenarios in which both the index level and the index option implied volatility are varied through a wide range. Implied volatility is a value derived from standard option valuation models representing an implicit forecast of the standard deviation of the returns on the underlying asset over the life of the option or future. The fair values of S&P 500 Index linked securities, derivatives, and annuities are produced using standard derivative valuation techniques. The derivatives and future portfolios are constructed to maintain acceptable interest margins under a variety of possible future S&P 500 Index levels and option or future cost environments. In order to achieve this objective and limit our exposure to equity price risk, we measure and manage these exposures using methods based on the fair value of assets and the price appreciation component of related liabilities. We use derivatives, including futures and options, to modify our net exposure to fluctuations in the S&P 500 Index.

Based upon the information and assumptions we use in our stress-test scenarios at December 31, 1998, we estimate that if the S&P 500 Index increases by 10%, the net fair value of our assets and liabilities described above would decrease by approximately $2.0 million. If the S&P 500 Index decreases by 10%, we estimate that the net fair value of our assets and liabilities will increase by approximately $2.0 million. If option implied volatilities increase by 100 basis points, we estimate that the net fair value of our assets and liabilities will decrease by approximately $6.0 million.

The simulations do not consider the effects of other changes in market conditions that could accompany changes in the equity option and futures markets including the effects of changes in implied dividend yields, interest rates, and equity-indexed annuity policy surrenders.

4.  Derivatives

As a component of our investment strategy and to reduce exposure to interest rate risk, we utilize interest rate swap agreements ("swap agreements") and interest rate cap agreements ("cap agreements") to match assets more closely to liabilities. Swap agreements are agreements to exchange with counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. We currently utilize swap agreements to reduce asset duration and to better match interest earned on longer-term fixed-rate assets with interest credited to policyholders. We had 42 and 45 outstanding swap agreements with an aggregate notional principal amount of $2.4 billion and $2.6 billion as of December 31, 1998 and 1997, respectively.

Cap agreements are agreements with a counterparty that require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal) to hedge against rising interest rates. We had interest rate cap agreements with an aggregate notional amount of $250.0 million as of December 31, 1998 and 1997.

With respect to our equity-indexed annuities, we buy call options and futures on the S&P 500 Index to hedge our obligations to provide returns based upon this index. We had call options with a carrying value of $535.6 million and $323.3 million as of December 31, 1998 and 1997, respectively. We had futures with a carrying value of $(.6) million and $.8 million as of December 31, 1998 and 1997, respectively.

There are risks associated with some of the techniques we use to match our assets and liabilities. The primary risk associated with swap, cap and call option agreements is counterparty nonperformance. We believe that the counterparties to our swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. Future contracts trade on organized exchanges and, therefore, have minimal credit risk. In addition, swap and cap agreements have interest rate risk and call options and future contracts have stock market risk. These swap and cap agreements hedge fixed-rate assets and we expect that any interest rate movements that adversely affect the market value of swap agreements would be offset by changes in the market values of such fixed-rate assets. However, there can be no assurance that these hedges will be effective in offsetting the potential adverse effects of changes in interest rates. Similarly, the call options and futures hedge our obligations to provide returns on equity-indexed annuities based upon the S&P 500 Index, and we believe that any stock market movements that adversely affect the market value of S&P 500 Index call options and futures would be substantially offset by a reduction in policyholder liabilities. However, there can be no assurance that these hedges will be effective in offsetting the potentially adverse effects of changes in S&P 500 Index levels. Our profitability could be adversely affected if the value of our swap and cap agreements increase less than (or decrease more than) the change in the market value of our fixed rate assets and/or if the value of our S&P Index 500 call options and futures increase less than (or decrease more than) the value of the guarantees made to equity-indexed policyholders.

In June 1998, Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. This statement standardizes the accounting for derivative instruments and the derivative portion of certain other contracts that have similar characteristics by requiring that an entity recognize those instruments at fair value. This statement also requires a new method of accounting for hedging transactions, prescribes the type of items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. This statement is effective for fiscal years beginning after June 15, 1999. Earlier adoption is permitted. Upon adoption, we will be required to record a cumulative effect adjustment to reflect this accounting change. At this time, we have not completed our analysis and evaluation of the requirements and the impact of this statement.

5.  Liquidity and Capital Resources

Our liquidity needs and financial resources pertain to the management of the general account assets and policyholder balances. We use cash for the payment of annuity and life insurance benefits, operating expenses and policy acquisition costs, and the purchase of investments. We generate cash from annuity premiums and deposits, net investment income, and from maturities and sales of its investments. Annuity premiums, maturing investments and net investment income have historically been sufficient to meet our cash requirements. We monitor cash and cash equivalents in an effort to maintain sufficient liquidity and have strategies in place to maintain sufficient liquidity in changing interest rate environments. Consistent with the nature of our obligations, we have invested a substantial amount of our general account assets in readily marketable securities. At December 31, 1998, $9.7 billion, or 73.3%, of our general account investments are considered readily marketable.

To the extent that unanticipated surrenders cause us to sell for liquidity purposes a material amount of securities prior to their maturity, such surrenders could have a material adverse effect on us. Although no assurance can be given, we believe that liquidity to fund withdrawals would be available through incoming cash flow, the sale of short-term or floating-rate instruments, thereby precluding the sale of fixed maturity investments in a potentially unfavorable market. In addition, our fixed-rate products incorporate surrender charges to encourage persistency and make the cost of our policyholder balances more predictable. Approximately 81% of our fixed annuity policyholder balances were subject to surrender charges or restrictions as of December 31, 1998.

Current Rhode Island insurance law permits us to pay dividends or distributions to Liberty Financial, which, together with dividends and distributions paid during the preceding 12 months, do not exceed the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. Any proposed dividend in excess of this amount is called an "extraordinary dividend" and may not be paid until it is approved by the Commissioner of Insurance of the State of Rhode Island. We had not previously paid any dividends since our acquisition in 1988. In 1998, we paid $20.0 million in dividends to Liberty Financial. As of December 31, 1998, the amount of additional dividends that we could pay without such approval was $59.1 million.

Based upon our historical cash flow, our current financial condition and expectation that there will not be a material adverse change in our results of operations and our subsidiaries during the next twelve months, we believe that cash flow provided by operating activities over this period will provide sufficient liquidity for us to meet our liquidity needs.

6.  Year 2000

Many companies and organizations have computer programs that use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. We rely significantly on computer systems and applications in our operations. Some of these systems are not presently Year 2000 compliant. If not corrected, this could cause system failures. Such failures could have an adverse effect on us causing disruption of operations, including, among other things, an inability to process transactions.

In addressing the Year 2000 issue, we have completed an inventory of our computer programs and assessed its Year 2000 readiness. Our computer programs include internally developed programs, third-party purchased programs and third-party custom developed programs. For programs which were identified as not being Year 2000 ready, we have implemented a remediation plan which includes repairing or replacing the programs and appropriate testing for Year 2000. The remediation plan is substantially complete and is currently in the final testing phase. We also identified our non-information technology systems with respect to Year 2000 issues. We initiated remediation efforts in this area and expect to complete this phase during 1999.

We have initiated communication with significant financial institutions, distributors, suppliers and others with which we do business to determine the extent to which our systems are vulnerable by the failure of others to remediate their own Year 2000 issues. We have received feedback from such parties and are in the process of independently confirming information received from other parties with respect to their year 2000 issues.

We are developing, and will continue to develop, contingency plans for dealing with any adverse effects that become likely in the event our remediation plans are not successful or third parties fail to remediate their own Year 2000 issues. If necessary modifications and conversions are not made, or are not timely completed, or if the systems of the companies on which our interface system relies are not timely converted, the Year 2000 issues could have a material impact on our financial condition and results of operations. However, we believe that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for our computer systems.

Through December 31, 1998, the external cost of the Year 2000 project was approximately $.8 million, which was primarily related to consultants and replacement hardware and software. During 1999, we estimate that an additional $1.1 million in costs will be incurred related to testing and contingency plan development. All of the costs of the Year 2000 project are funded through operating cash flows. In our opinion, the cost of addressing the Year 2000 issue is not expected to have a material adverse effect on our financial condition or results of operations.

7.  Effects of Inflation

Inflation has not had a material effect on our consolidated results of operations to date. We manage our investment portfolio in part to reduce our exposure to interest rate fluctuations. In general, the fair value of our fixed maturity portfolio increases or decreases in inverse relationship with fluctuations in interest rates, and our net investment income increases or decreases in direct relationship with interest rate changes. For example, if interest rates decline our fixed maturity investments generally will increase in fair value, while net investment income will decrease as fixed maturity investments mature or are sold and the proceeds are reinvested at reduced rates. However, inflation may result in increased operating expenses that may not be readily recoverable in the prices of the services charged by us.

8.  Forward-Looking Statements

We desire to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Investors are cautioned that all statements, trend analyses and other information contained in this report or in any of our filings under Section 13 or 15
(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), relative to the markets for our products and trends in our operations or financial results, as well as other statements including words such as "anticipate", "believe", "plan", "estimate", "expect", "intend" and other similar expressions, constitute forward-looking statements under the Reform Act.

These forward-looking statements are subject to known and unknown risks, uncertainties and other factors, many of which are beyond our control, that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, among other things: (1) general economic conditions and market factors, such as prevailing interest rate levels, stock market performance and fluctuations in the market for retirement-oriented savings products, which may adversely affect our ability to sell our products and services and the market value of our investments and assets under management and, therefore, the portion of our revenues that are based on a percentage of assets under management;
(2) our ability to manage effectively our investment spread (i.e. the amount by which investment income exceeds interest credited to annuity and life insurance policyholders) as a result of changes in interest rates and crediting rates to policyholders, market conditions and other factors (our results of operations and financial condition are significantly dependent on our ability to manage effectively our investment spread); (3) levels of surrenders and withdrawals of our retirement-oriented insurance products;
(4) our ability to manage effectively certain risks with respect to our investment portfolio, including risks relating to holding below investment grade securities and the ability to dispose of illiquid and/or restricted securities at desired times and prices, and the ability to manage and hedge against interest rate changes through asset/liability management techniques; (5) competition in the sale of our products and services, including our ability to establish and maintain relationships with distributors of our products; (6) changes in our financial ratings or those of our competitors; (7) our ability to attract and retain key employees, including senior officers, investment managers and sales executives; (8) the impact of and our compliance with existing and future regulation, including restrictions on the ability to pay dividends and any of our obligations under any guaranty fund assessment laws; (9) changes in applicable tax laws which may affect the relative tax advantages and attractiveness of some of our products; (10) the result of any litigation or legal proceedings involving us; (11) changes in generally accepted accounting principles and the impact of accounting principles and pronouncements on our financial condition and results of operation; (12) the impact of Year 2000 issues on our operations and our subsidiaries; and
(13) the other risk factors or uncertainties contained from time to time in any document incorporated by reference in this report or otherwise filed by us under the Exchange Act. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements and no assurances can be given that the estimates and expectations reflected in such statements will be achieved

   (d)  General Account Investments

We credit premium deposits on fixed and equity-indexed annuities to our general account investments (which at December 31, 1998 totaled $13.3 billion). General account investments include cash and cash equivalents. To maintain our investment spreads at acceptable levels, we must earn returns on general accounts sufficiently in excess of the fixed or indexed returns credited to policyholders. The key element of this investment process is asset/liability management. Successful asset/liability management requires both a quantitative assessment of overall policy liabilities (including maturities, surrenders and crediting of interest) and prudent investment of general account assets. The two most important tools in managing policy liabilities are setting crediting rates and establishing surrender periods. The investment process requires portfolio techniques that earn acceptable yields while effectively managing both interest rate risk and credit risk. We emphasize a conservative approach to asset/liability management, which is oriented toward reducing downside risk in adverse markets, as opposed to maximizing spread in favorable markets. The approach is also designed to reduce earnings volatility. Various factors can impact our investment spread, including changes in interest rates and other factors affecting our general account investments.

Most of our general account investments are invested in fixed maturity securities (84.7% at December 31, 1998). Our principal strategy for managing interest rate risk is to closely match the duration of our general account investment portfolio to our policyholder balances. We also employ hedging strategies to manage this risk, including interest rate swaps and caps. In the case of equity-indexed products, we purchase S&P 500 Index call options to hedge our obligations to provide participation rate returns. Credit risk is managed by careful credit analysis and monitoring. A portion of the general account investments (8.1% at December 31, 1998) is invested in below investment grade fixed maturity securities to enhance overall portfolio yield. Below investment grade securities pose greater risks than investment grade securities. We actively manage our below investment grade portfolio to optimize our risk/return profile. At December 31, 1998, the carrying value of fixed maturity investments that were non-income producing was $30.0 million, which constituted 0.2% of investments.

As of December 31, 1998, we owned approximately $3.3 billion of mortgage-backed securities (24.8% of our general account investments), 97.3% of which were investment grade. Mortgage-backed securities are subject to significant prepayment and extension risks, since the underlying mortgages may be repaid more or less rapidly than scheduled.

As of December 31, 1998, approximately $3.6 billion (26.7% of our general account investments) were invested in securities which were sold without registration under the Securities Act and were not freely tradable under the Securities Act or which were otherwise illiquid. These securities may be resold pursuant to an exemption from registration under the Securities Act. If we sought to sell such securities, we might be unable to do so at the then current carrying values and might have to dispose of such securities over extended periods of time at uncertain levels.

   (e)  Competition

Our business activities are conducted in extremely competitive markets. We compete with a large number of life insurance companies, some of which are larger, more highly capitalized and have higher ratings than we do. However, no one company dominates the industry. In addition, our products compete with alternative investment vehicles available through financial institutions, brokerage firms and investment managers. We believe that we compete principally with respect to product features, pricing, ratings and service. We also believe that we can continue to compete successfully in this market by offering innovative products and superior services. In addition, financial institutions and broker-dealers focus on the insurer's ratings for financial strength or claims-paying ability in determining whether to market the insurer's annuities.

   (f)  Employees

As of December 31, 1998 we have 408 full-time employees. We provide our employees with a broad range of employee benefit programs. We believe that our relations with our employees are excellent.

   (g)  Regulation

Our business activities are extensively regulated. The following is a brief summary of principal regulatory requirements and certain related matters.

Our retirement-oriented insurance products generally are issued as individual policies. A policy is a contract between the issuing insurance company and the policyholder. Policy forms, including all principal contract terms, are regulated by state law. Generally, the policy form must be approved by the insurance department or similar agency of a state prior to any sales in that state.

We are chartered in Rhode Island and the State of Rhode Island Insurance Department is our primary oversight regulator. We also must be licensed by the state insurance regulators in each jurisdiction in which we conduct business. Currently, we are licensed to conduct business in 49 states (the exception being New York), and in the District of Columbia. State insurance laws generally provide regulators with broad powers related to issuing licenses to transact business, regulating marketing and other trade practices, operating guaranty associations, regulating certain premium rates, regulating insurance holding company systems, establishing reserve requirements, prescribing the form and content of required financial statements and reports, performing financial and other examinations, determining the reasonableness and adequacy of statutory capital and surplus, regulating the type and amount of investments permitted, limiting the amount of dividends that can be paid and the size of transactions that can be consummated without first obtaining regulatory approval, and other related matters. The regulators also make periodic examinations of individual companies and review annual and other reports on the financial conditions of all companies operating within their respective jurisdictions.

We prepare our statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Rhode Island. Certain statutory accounting practices are prescribed by state laws. Permitted statutory accounting practices encompass all accounting practices that are not proscribed; such practices may differ between the states and companies within a state. The National Association of Insurance Commissioners ("NAIC") currently is in the process of codifying statutory accounting practices, the result of which is expected to constitute the only source of prescribed statutory accounting practices. That project, which is expected to be completed in 1999 may result in changes to the accounting practices that we use to prepare our statutory-basis financial statements. The impact of any such changes on our statutory-surplus cannot be determined at this time. We cannot assure that such changes would not have a material adverse effect on us.

Risk-Based Capital Requirements. In recent years, various states have adopted new quantitative standards promulgated by the NAIC. These standards are designed to reduce the risk of insurance company insolvencies, in part by providing an early warning of financial or other difficulties. These standards include the NAIC's risk-based capital ("RBC") requirements. RBC requirements attempt to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The requirements provide for four different levels of regulatory attention which implement increasing levels of regulatory control (ranging from development of an action plan to mandatory receivership). As of December 31, 1998, our capital and surplus exceeded the level at which the lowest of these regulatory attention levels would be triggered.

Guaranty Fund Assessments. Under the insurance guaranty fund laws in each state, insurers can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. Because assessments typically are not made for several years after an insurer fails, we cannot accurately determine the precise amount or timing of our exposure to known insurance company insolvencies at this time. For certain information regarding our historical and estimated future assessments, see note 11 to our consolidated financial statements. The insolvency of large life insurance companies in future years could result in material assessments to us by state guaranty funds. No assurance can be given that such assessments would not have a material adverse effect on us

Insurance Holding Company Regulation. Current Rhode Island insurance law permits us to pay dividends or distributions to Liberty Financial, which, together with dividends and distributions paid during the preceding 12 months, do not exceed the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. Any proposed dividend in excess of this amount is called an "extraordinary dividend" and may not be paid until it is approved by the Commissioner of Insurance of the State of Rhode Island. We had not paid any dividends since our acquisition in 1988. In 1998, we paid $20.0 million in dividends to Liberty Financial. As of December 31, 1998, the amount of additional dividends that we could pay without such approval was $59.1 million.

KFSC, our subsidiary, is regulated as a broker-dealer under the Exchange Act and is a member of the NASD. (See "Distribution of Contracts and Certificates".)

                            COMPANY MANAGEMENT

The following are the principal officers and directors of the Company:

                           Position with          Other Business, Vocation
                             Keyport               or Employment for Past
Name, Age                 Year of Election            Five Years

Kenneth R. Leibler, 50  Chairman of the Board,   Chief Executive Officer of
                        12/31/94                 Liberty Financial
                                                 Companies, Inc. ("LFC"),
                                                 1/1/95; President of LFC,
                                                 formerly Chief Operating
                                                 Officer of LFC

Frederick Lippitt, 82   Director, 1/31/62,       Chairman of The Providence
                        and Assistant Secretary, Plan Providence, RI
                        4/9/69

Robert C. Nyman, 63     Director, 4/11/96        Formerly President and
                                                 Chairman of Nyman
                                                 Manufacturing Co., East
                                                 Providence, RI

Paul H. LeFevre, Jr.,   Acting President,        Formerly Senior Vice
56                      10/22/98, Executive      President and Chief
                        Vice President, 4/10/97  Financial Officer of
                                                 the Company, 9/1/95;
                                                 Acting President,
                                                 10/22/98, Director,
                                                 1/30/98 and Executive Vice
                                                 President of Keyport
                                                 Benefit Life Insurance
                                                 Company; Director, 1/8/93,
                                                 and Executive Vice
                                                 President, 7/22/97 of
                                                 LASC; formerly Senior Vice
                                                 President and Chief
                                                 Financial Officer of LASC,
                                                 1/8/93; Director, 10/1/93,
                                                 and Executive Vice
                                                 President, 7/28/97, of
                                                 Independence Life;
                                                 formerly Senior Vice
                                                 President and Chief
                                                 Financial Officer of
                                                 Independence Life, 10/1/93

Bernard R.              Senior Vice President    Director, 1/30/98, and
Beckerlegge, 52         and General Counsel,     Senior Vice President and
                        9/1/95                   General Counsel of Keyport
                                                 Benefit Life Insurance
                                                 Company, 2/6/98; Senior
                                                 Vice President and General
                                                 Counsel of LASC, 7/22/97;
                                                 Senior Vice President and
                                                 General Counsel of
                                                 Independence Life,
                                                 10/9/95; formerly General
                                                 Counsel for B.T. Variable
                                                 Insurance Co., 8/1/88

Bernhard M. Koch, 44    Senior Vice President    Director, 1/30/98 and
                        and Chief Financial      Senior Vice President
                        Officer, 8/7/97          and Chief Financial
                                                 Officer of Keyport Benefit
                                                 Life Insurance Company,
                                                 2/6/98; Senior Vice
                                                 President and Chief
                                                 Financial Officer of LASC,
                                                 7/22/97; Senior Vice
                                                 President and Chief
                                                 Financial Officer of
                                                 Independence Life,
                                                 7/28/97; formerly
                                                 Executive Vice President
                                                 and Chief Financial
                                                 Officer of Life Partners
                                                 Group, 12/1/95; formerly
                                                 Senior Vice President and
                                                 Chief Financial Officer of
                                                 Laurentian Capital Corp.,
                                                 5/1/88

Stewart R. Morrison,    Senior Vice President,   Formerly Vice President,
42                      4/10/97, and Chief       Investments of the
                        Investment Officer,      Company; Senior Vice
                        5/16/94                  President and Chief
                                                 Investment Officer of
                                                 Keyport Benefit Life
                                                 Insurance Company, 2/6/98;
                                                 Senior Vice President and
                                                 Chief Investment Officer
                                                 of LASC, 7/22/97; formerly
                                                 Vice President,
                                                 Investments of LASC,
                                                 1/8/93; Senior Vice
                                                 President and Chief
                                                 Investment Officer
                                                 of  Independence Life,
                                                 7/28/97; formerly Vice
                                                 President, Independence
                                                 Life, 10/1/93

Francis E. Reinhart,    Senior Vice President,   Formerly Chief
58                      4/5/90, and Chief        Administrative Officer of
Information Officer,     the Company; formerly
                        4/10/97                  Director and Vice
                                                 President of KFSC; Senior
                                                 Vice President and Chief
                                                 Information Officer of
                                                 Keyport Benefit Life
                                                 Insurance Company, 2/6/98;
                                                 Senior Vice President of
                                                 LASC, 1/8/93; formerly
                                                 Chief Administrative
                                                 Officer 1/8/93; Senior
                                                 Vice President, 10/1/93
                                                 and Chief Information
                                                 Officer, 7/28/97 of
                                                 Independence Life;
                                                 formerly Chief
                                                 Administrative Officer of
                                                 Independence Life, 10/1/93

Mark R. Tully, 42       Senior Vice President    Formerly Vice President,
                        and Chief Sales Officer, 8/7/97, and Vice
                        1/20/98                  President -  National
                                                 Director of Traditional
                                                 Sales of the Company,
                                                 8/10/95; Senior Vice
                                                 President and Chief Sales
                                                 Officer of Keyport Benefit
                                                 Life Insurance Company,
                                                 2/6/98; Director and
                                                 Senior Vice President of
                                                 LASC, 1/13/98; Director
                                                 and Senior Vice President
                                                 of Independence Life,
                                                 12/41/97; formerly Vice
                                                 President of Paine Webber,
                                                 Inc., 11/1/88.

James P. Greaton, 41    Vice President and       Vice President and
                        Corporate Actuary,       Corporate Actuary of
                        6/12/96                  Keyport Benefit Life
                                                 Insurance Company, 2/6/98;
                                                 Vice President and
                                                 Corporate Actuary of
                                                 Independence Life,
                                                 12/31/96; formerly
                                                 Valuation Actuary,
                                                 Providian Capital
                                                 Management, 5/94

Jeffery J. Lobo, 37     Vice President--Risk     Formerly Assistant Vice
                        Management, 6/12/96      President - Director of
                                                 Quantitative Research for
                                                 the Company; Vice
                                                 President - Risk
                                                 Management of Keyport
                                                 Benefit Life Insurance
                                                 Company, 2/6/98; formerly
                                                 Vice President of Credit
                                                 Suisse Financial Products,
                                                 11/94

Jeffery J.              Vice President,          Formerly Controller of
Whitehead, 42           11/5/92 and Treasurer,   the Company; Vice
                        5/4/95                   President and Treasurer of
                                                 Keyport Benefit Life
                                                 Insurance Company, 2/6/98;
                                                 Vice President and
                                                 Treasurer of LASC,
                                                 5/19/95; Vice President
                                                 and Treasurer of
                                                 Independence Life, 5/19/95

               EXECUTIVE COMPENSATION TABLES AND INFORMATION

The tables that appear below, along with the accompanying text and footnotes, provide information on compensation and benefits for the named executive officers, in accordance with applicable SEC requirements. All the data regarding values for stock options pertain to options to purchase shares of our parent corporation, Liberty Financial Companies, Inc. ("Liberty Financial"). Such data are hypothetical in terms of the amounts that an individual may or may not receive, because such amounts are contingent on continued employment with us and the price of Liberty Financial's Common Stock ("Common Stock"). All year-end values shown in these tables for outstanding stock options reflect a price of $27.00 per share, which was the closing price of the Common Stock on the New York Stock Exchange on December 31, 1998 (the last trading day of 1998). None of the named executive officers received any perquisites during 1998 exceeding the lesser of $50,000 or 10% of such officer's total salary and bonus for such year.

Summary Compensation Table. The following table sets forth compensation information for the past three fiscal years for our chief executive officer and the other four most highly compensated executive officers:

                        Summary Compensation Table

                         Annual              Long-Term
                       Compensation         Compensation

Name and                               Restricted   Securities
Principal             Base               Stock      Underlying   All Other
Position             Salary    Bonus     Awards2     Options
Compensation
During 1997    Year    ($)      ($)1      ( $)         (#)           ($)3

John W.        1998   454,000  320,000   167,344     16,000        816,912
Rosensteel,    1997   420,000  330,000   149,625     18,750         62,121
President      1996   396,500  275,000     --        22,500         46,037
and Chief
Executive
Officer (4)

Paul H.        1998   328,000  338,300   210,813      9,000         41,422
LeFevre, Jr.,  1997   315,000  205,000    85,500      9,000         35,833
Acting         1996   275,000  155,000     --        13,500         22,424
President (4)

Francis E.     1998   258,000  112,000     --         6,500         25,490
Reinhart,      1997   245,000  115,000     --        11,250         25,325
Senior Vice    1996   233,000  105,000     --        11,250         16,343
President
and Chief
Information
Officer

Stewart R.     1998   240,000  145,000    63,219      5,000         25,808
Morrison,      1997   230,000  130,000    42,750      6,000         20,076
Senior Vice    1996   182,700   54,000       --       8,250         10,437
President &
Chief
Investment
Officer

Bernhard       1998   258,000  123,000    55,781      5,000         64,027
M. Koch (5)    1997   104,166   75,000       --       9,750         87,881
Senior Vice    1996      --       --         --         --            --
President &
Chief
Financial
Officer

Bernard R.     1998   207,000   92,500       --       7,000         17,750
Beckerlegge    1997   195,000   85,000       --      10,500         35,600
Senior Vice    1996   185,000   85,000       --      10,500         31,481
President &
General
Counsel

1 The amounts presented are bonuses earned in 1998 and paid in 1999, earned in 1997 and paid in 1998, or earned in 1996 and paid in 1997, respectively.

2 Calculated by multiplying the closing price of Liberty Financial's Common Stock on the New York Stock Exchange on the date of grant ($24.3125 on October 23, 1998; $37.1875 on May 11, 1998; $28.50 on May 13, 1997) by
the number of shares awarded. The number of shares and value of restricted stock held by the named executive officers as of December 31, 1998 (based on the New York Stock Exchange closing price of $27.00 for the Liberty Financial's Common Stock at fiscal year end) is as follows: Mr. LeFevre:
10,400 shares, $280,800; Mr. Morrison: 3,200 shares, $86,400; and Mr. Koch:
1,500 shares, $40,500. The restricted stock granted in 1997 (Mr. LeFevre 3,000 shares and Mr. Morrison 1,500 shares) will vest on May 14, 2003 or any time after May 13, 1999 if for a 10 consecutive trading day period the closing price of Liberty Financial's Common Stock exceeds $41.73. The restricted stock granted in May 1998 (Mr. LeFevre 2,400 shares; Mr. Morrison 1,700 shares and Mr. Koch 1,500 shares) will vest on May 12, 2004 or any time after May 11, 2000 if for a 10 consecutive trading day period the closing price of Liberty Financial common stock exceeds $54.45. The restricted stock granted in October 1998 (Mr. LeFevre 5,000 shares) will vest on October 23, 2004 or any time after October 22, 2000 if for a 10 consecutive trading day period the closing price of Liberty Financial common stock exceeds $35.60. All of Mr. Rosensteel's restricted stock vested upon his retirement on December 31, 1998. Holders of restricted stock are entitled to vote their restricted shares and retain all dividends which may be paid with respect to such shares. In general, in the event of termination of employment, restricted shares are forfeited by the holders and revert to Liberty Financial. The closing price of the Liberty Financial's Common Stock on the New York Stock Exchange on March 19, 1999 was $22.312.

3 Consists of (a) in the case of Mr. Rosensteel, $5,000 of insurance premiums we paid with respect to term life insurance purchased for his benefit in each year; (b) contributions under defined contribution plans for the benefit of the named executive officers, individually as follows:
Mr. Rosensteel, $56,912 in 1998, $57,121 in 1997 and $41,037 in 1996; Mr.
LeFevre, $41,422 in 1998, $35,833 in 1997 and $22,424 in 1996; Mr.
Reinhart, $25,490 in 1998, $25,325 in 1997 and $16,343 in 1996; Mr.
Morrison, $25,808 in 1998, $20,076 in 1997 and $10,437 in 1996; Mr. Koch,
$7,650 in 1998; and Mr. Beckerlegge, $17,750 in 1998, $7,125 in 1997 and
$1,734 in 1996; (c) in the case of Mr. Koch, $56,377 in 1998 and $87,881 in
1997 of moving expenses reimbursement; (d) in the case of Mr. Beckerlegge, $28,475 in 1997 and $29,747 in 1996 of moving expenses reimbursement; and
(e) in the case of Mr. Rosensteel, $755,000 will be paid in 1999 and 2000 with respect to his retirement.

4   On October 22, 1998 Mr. LeFevre became Acting President and on December
31, 1998, Mr. Rosensteel retired.

5  Mr. Koch became Chief Financial Officer on July 14,1997.

Option Grant Table. The following table sets forth certain information regarding options to purchase Common Stock granted during 1998 by Liberty Financial to the executive officers named in the above summary compensation table.

Option Grants in Last Fiscal Year

                                                               Potential
                                                              Realizable
                                                               Value at
                                                               Assumed
                                                                Annual
                                                                Rates
                         Percent                               of Stock
           Number of     of Total                               Price
          Securities     Options                             Appreciation
          Underlying    Granted to   Exercise                 of Option
           Options      Employees   Price Per  Expiration      Terms ($)2
Name       Granted (#)   in 1997     Share($)   on Date 1     5%       10%

John W.
Rosensteel   16,000       2.56%       37.19     5/11/08    374,217  948,341

Paul H.
LeFevre, Jr.  9,000       1.44%       37.19     5/11/08    210,497  533,442

Francis E.
Reinhart      6,500       1.04%       37.19     5/11/08    152,026  385,263

Stewart R.
Morrison      5,000       0.80%       37.19     5/11/08    116,943  296,357

Bernhard
M. Koch       5,000       0.80%       37.19     5/11/08    116,943  296,357

Bernard R.
Beckerlegge   7,000       1.12%       37.19     5/11/08    163,720  414,899

1 Each option becomes exercisable in four equal annual installments commencing on May 12, 1999, and vests in full upon the death, disability or retirement (after age 60) of the optionee. All of Mr. Rosensteel's stock options vested upon his retirement on December 31, 1998.

2 Amounts represent hypothetical gains that could be achieved for the respective options if such options are not exercised until the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% in accordance with applicable SEC regulations, compounded annually from the dates the options were granted until their expiration dates and, therefore, are not intended to forecast possible future appreciation in the Common Stock. This table does not take into account changes in the price of the Common Stock after the date of grant.

Option Exercises and Year-End Values Table. The following table sets forth certain information regarding (i) the 1998 exercises of stock options and
(ii) the stock options held as of December 31, 1998 by the executive officers named in the above summary compensation table.

Aggregate Option Exercises in Last Fiscal Year and Aggregate Option Values at Fiscal Year-End

                                       Number of              Value of
              Shares                  Securities           Unexercised
             Acquired                 Underlying           In-the-Money
              Upon        Value      Unexercised            Options at
             Exercise   Realized      Options at              Year-End
Name            (#)        ($)        Year-End (#)              ($)
                                  Exerci-   Unexerci-   Exerci-   Unexerci-
                                   sable       sable     sable       sable

John W.
Rosensteel    50,451    971,740  111,439      ----        704,108    ----

Paul H.
LeFevre, Jr.  21,500    502,618   41,312     25,310       596,489    61,407

Francis E.
Reinhart       1,250     25,417   22,939     22,812       334,219    50,248

Stewart R.
Morrison       ----       ----     5,064     15,124        25,060    35,370

Bernhard
M. Koch        ----       ----     2,437     12,313         ----     ----

Bernard R.
Beckerlegge    ----       ----     7,875     20,125        26,250    26,250

Certain Additional Information Regarding Executive Officer Compensation

Defined Benefit Retirement Programs. Each of the executive officers in the above summary compensation table participates in Liberty Financial's Pension Plan and our Supplemental Pension Plan (collectively, the "Pension Plans"). The following table shows the estimated annual pension benefits payable upon retirement for the specified compensation and years of service classification under the Pension Plans.

Estimated Annual Retirement Benefits at Age 65 under the Pension Plans

                          Years of Credited Service

Compensation       15          20         25          30          35
$   200,000    $  51,773  $  69,030   $  86,288   $  92,954  $   99,621
    400,000      105,773    141,030     176,288     189,621     202,954
    600,000      159,773    213,030     266,288     286,288     306,288
    800,000      213,773    285,030     356,288     382,954     409,621
  1,000,000      267,773    357,030     446,288     479,621     512,954
  1,200,000      321,773    429,030     536,288     576,288     616,288

Benefits under the Pension Plans are based on an employee's average pay for the five highest consecutive years during the last ten years of employment, the employee's estimated social security retirement benefit and years of credited service with us. The current average compensation covered by the Pension Plans for each participating executive officer in the above summary compensation table is as follows: Mr. Rosensteel, $671,218; Mr. LeFevre, $475,859; Mr. Reinhart, $340,000; Mr. Morrison, $291,490; Mr. Koch
$381,897; and Mr. Beckerlegge, $307,025. For purposes of determining benefits payable upon retirement under the Pension Plans, compensation includes base salary and annual bonus. Benefits are payable in the form of a single-life annuity providing for monthly payments. Actuarially equivalent methods of payment may be elected by the recipient. As of December 31, 1998, the executive officers named in the above summary compensation table had the following full credited years of service under the Pension Plans: Mr. Rosensteel, 8 years; Mr. LeFevre, 19 years; Mr. Reinhart, 14 years; Mr. Morrison, 8 years; Mr. Koch, 1 years and Mr. Beckerlegge, 3 years.

Change of Control Provisions of 1990 Stock Option Plan. Liberty Financial's 1990 Stock Option Plan, as amended (the "1990 Plan"), provided for the grant of options to officers and other key employees of Liberty Financial for the purchase of shares of common stock. As of March 19, 1999, options issued and outstanding under the 1990 Plan included 31,688 shares held by Mr. Rosensteel (all of which were vested), 23,872 shares held by Mr. LeFevre (all of which were vested); and 14,750 shares held by Mr. Reinhart (all of which were vested). No additional options will be granted under the 1990 Plan. Upon a change of control of Liberty Financial (defined as the transfer of 50% or more of the equity ownership of Liberty Financial other than solely pursuant to a public offering in which securities are issued for cash), Liberty Financial's Compensation and Stock Option Plan committee may, in its discretion, elect to cancel all outstanding options by paying the holders thereof an amount equal to the difference between the fair market value of the Common Stock and the exercise price of the options.

Compensation of Directors. Our directors who are also employees receive no compensation in addition to their compensation as employees. The two outside directors (Lippitt and Nyman) receive $2,000 per quarter, plus $500 for each meeting of the Board of Directors and $200 for each Audit Committee meeting that they attend. Three meetings of the Board of Directors and two meetings of the Audit Committee are scheduled annually.

                                PROPERTIES

As of December 31, 1998, we maintained our executive, administrative and sales offices in leased facilities. We lease approximately 96,500 square feet in two facilities in downtown Boston pursuant to leases which expire in 2008. We also lease approximately 19,800 square feet in a single facility in Lincoln, Rhode Island and 13,300 square feet in a single facility in Lake Mary, Florida pursuant to leases that expire in 2007 and 2004, respectively.

                             LEGAL PROCEEDINGS

We are, from time to time, involved in litigation incidental to our business. In our opinion, the resolution of such litigation is not expected to have a material adverse effect on our financial condition or results of operations.

                                  EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules at December 13, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, as set forth in their report. We've included our financial statements and schedules in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                               LEGAL MATTERS

Legal matters with respect to our organization, our authority to issue annuity contracts and the validity of the Certificates, as well as matters relating to the Federal securities laws, have been passed upon by Bernard
R. Beckerlegge, General Counsel. In addition, certain matters relating to the Federal securities laws have been passed upon by Jorden Burt Boros Cicchetti Berenson & Johnson LLP as our Special Counsel.

                      Report of Independent Auditors



The Board of Directors
Keyport Life Insurance Company


We have audited the consolidated balance sheet of Keyport Life Insurance Company as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. Our audits also included the financial statement schedules listed in the Index at Item 14(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Keyport Life Insurance Company at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.





                                            /s/Ernst & Young LLP

January 28, 1999

                      KEYPORT LIFE INSURANCE COMPANY

                        CONSOLIDATED BALANCE SHEET
                              (in thousands)

                                                   December 31,
               ASSETS                      1998                 1997

Cash and investments:
  Fixed maturities available for sale
   sale (amortized cost: 1998  -
   $11,174,697; 1997 - $10,981,618)     $11,277,204        $11,246,539
  Equity securities (cost: 1998 -
   $21,836;  1997 - $21,950)                 24,649             40,856
  Mortgage loans                             55,117             60,662
  Policy loans                              578,770            554,681
  Other invested assets                     662,513            440,773
  Cash and cash equivalents                 719,625          1,162,347
     Total cash and investments          13,317,878         13,505,858

Accrued investment income                   160,950            165,035
Deferred policy acquisition costs           340,957            232,039
Value of insurance in force                  66,636             53,298
Income taxes recoverable                     31,909             22,537
Intangible assets                            18,082             18,058
Receivable for investments sold              37,936              1,398
Other assets                                 35,345             14,777
Separate account assets                   1,765,538          1,329,189

     Total assets                       $15,775,231        $15,342,189

   LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
  Policy liabilities                    $12,504,081       $12,086,076
  Deferred income taxes                     143,596           133,003
  Payable for investments purchased
     and loaned                             240,440           722,116
  Other liabilities                          28,312            34,015
  Separate account liabilities            1,723,205         1,263,958
     Total liabilities                   14,639,634        14,239,168

Stockholder's equity:
  Common stock, $1.25 par value;
     authorized 8,000 shares; issued
     and outstanding 2,412 shares             3,015            3,015
  Additional paid-in capital                505,933          505,933
  Retained earnings                         600,396          511,796
  Accumulated other comprehensive income     26,253           82,277
     Total stockholder's equity           1,135,597        1,103,021

     Total liabilities and
         stockholder's equity           $15,775,231      $15,342,189

                          See accompanying notes.

                      KEYPORT LIFE INSURANCE COMPANY

                       CONSOLIDATED INCOME STATEMENT
                              (in thousands)

                                         Year ended December 31,
                                  1998            1997            1996

Revenues:
  Net investment income        $ 815,226       $ 847,048      $ 790,365
  Interest credited to
    policyholders               (562,238)       (594,084)      (572,719)
  Investment spread              252,988         252,964        217,646
  Net realized investment
    gains                            785          24,723          5,509
  Fee income:
    Surrender charges             17,487          15,968         14,934
    Separate account fees         20,589          17,124         15,987
    Management fees                4,760           3,261          2,613
  Total fee income                42,836          36,353         33,534

Expenses:
  Policy benefits                 (2,880)         (3,924)        (3,477)
  Operating expenses             (53,544)        (49,941)       (43,815)
  Amortization of deferred
    policy acquisition costs     (69,172)        (75,906)       (60,225)
Amortization of value of
    insurance in force            (8,238)        (10,490)       (10,196)
  Amortization of intangible
    Assets                        (1,256)         (1,128)        (1,130)
Total expenses                  (135,090)       (141,389)      (118,843)

Income before income taxes       161,519         172,651        137,846
Income taxes                     (52,919)        (59,090)       (47,222)

           Net income          $ 108,600       $ 113,561      $  90,624

                          See accompanying notes.

                      KEYPORT LIFE INSURANCE COMPANY

              CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                              (in thousands)

                                                    Accumulated
                             Additional                Other
                     Common   Paid-in     Retained Comprehensive
                     Stock    Capital     Earnings    Income     Total

Balance,
 January 1, 1996      $3,015  $505,933   $307,611    $ 85,772 $  902,331

Comprehensive income
 Net income                              90,624        -        90,624
 Other comprehensive
   income, net of tax
  Net unrealized
   investment losses                       -        (12,173)   (12,173)
Comprehensive income                                              78,451

Balance,
 December 31, 1996     3,015   505,933    398,235      73,599    980,782

Comprehensive income
 Net income                             113,561        -       113,561
 Other comprehensive
   income, net of tax
     Net unrealized
      investment gains                               8,678      8,678
Comprehensive income                                            122,239

Balance,
 December 31, 1997     3,015   505,933    511,796      82,277  1,103,021

Comprehensive income
 Net income                             108,600        -       108,600
 Other comprehensive
   income, net of tax
     Net unrealized
      investment losses                    -        (56,024)   (56,024)
Comprehensive income                                              52,576

Dividends paid                          (20,000)       -       (20,000)

Balance,
 December 31, 1998    $3,015   $505,933  $600,396    $ 26,253 $1,135,597

                          See accompanying notes.

                      KEYPORT LIFE INSURANCE COMPANY

                   CONSOLIDATED STATEMENT OF CASH FLOWS
                              (in thousands)

                                         Year ended December 31
                                     1998          1997         1996
Cash flows from operating
 activities:
  Net income                     $   108,600   $   113,561   $    90,624
  Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
     Interest credited to
       policyholders                 562,238       594,084       572,719
     Net realized investment
       gains                            (785)      (24,723)       (5,509)
     Amortization of value of
       insurance in force and
       intangible assets               9,494        11,618        11,326
     Net amortization on
       investments                    75,418        29,862       (29,088)
     Change in deferred policy
       acquisition costs             (33,687)      (10,252)      (24,403)
     Change in current and
       deferred income taxes           1,112        71,919         7,263
     Net change in other assets
       and liabilities               (53,786)        7,959       (41,012)
         Net cash provided by
           operating activities      668,604       794,028       581,920

Cash flows from investing
 activities:
  Investments purchased -
    available for sale            (6,789,048)   (4,548,374)   (4,365,399)
  Investments sold -
    available for sale             5,405,955     2,563,465     1,714,023
  Investments matured -
    available for sale             1,273,478     1,531,693     1,387,664
  Increase in policy loans           (24,089)      (21,888)      (34,467)
  Decrease in mortgage loans           5,545         6,343         7,500
  Other invested assets sold
    (purchased), net                  21,395       (48,921)     (130,087)
  Purchases of property and
    Equipment, net                    (4,953)       (6,213)       (1,622)
  Value of business acquired,
    net of cash                       (3,999)         -          (30,865)
       Net cash used in
         investing activities       (115,716)     (523,895)   (1,453,253)

Cash flows from financing
 activities:
  Withdrawals from policyholder
    accounts                      (1,690,035)   (1,320,837)   (1,154,087)
  Deposits to policyholder
    accounts                       1,224,991       950,472     2,134,504
  Dividends paid                     (20,000)         -             -
  Securities lending                (510,566)      495,194      (119,083)
       Net cash (used in) provided
         by financing activities    (995,610)      124,829       861,334

Change in cash and
  cash equivalents                  (442,722)      394,962        (9,999)
Cash and cash equivalents
  at beginning of year             1,162,347       767,385       777,384

Cash and cash equivalents at
  end of year                    $   719,625   $ 1,162,347   $   767,385

                          See accompanying notes.

                      KEYPORT LIFE INSURANCE COMPANY

                Notes to Consolidated Financial Statements

                             December 31, 1998

1.  Accounting Policies

Organization

Keyport Life Insurance Company offers a diversified line of fixed, indexed, and variable annuity products designed to serve the growing retirement savings market. These annuity products are sold through a wide ranging network of banks, agents, and security dealers throughout the United States.

The   Company   is  a  wholly  owned  subsidiary  of  Stein  Roe   Services
Incorporated ("Stein Roe"). Stein Roe is a wholly owned subsidiary of Liberty Financial Companies, Incorporated ("Liberty Financial") which is a majority owned, indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

Principles of Consolidation

The consolidated financial statements include Keyport Life Insurance Company and its wholly owned subsidiaries, Independence Life and Annuity
Company ("Independence Life"), Keyport Benefit Life Insurance Company ("Keyport Benefit"), Liberty Advisory Services Corp., and Keyport Financial Services Corp., (collectively the "Company").

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities. All significant intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments in debt and equity securities classified as available for sale are carried at fair value, and after-tax unrealized gains and losses (net of adjustments to deferred policy acquisition costs and value of insurance in force) are reported as a separate component of accumulated other comprehensive income. The cost basis of securities is adjusted for declines in value that are determined to be other than temporary. Realized investment gains and losses are calculated on a first-in, first-out basis, net of adjustments for amortization of deferred policy acquisition costs and value of insurance in force.

                      KEYPORT LIFE INSURANCE COMPANY

1.  Accounting Policies (continued)

For the mortgage backed bond portion of the fixed maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments over the estimated economic life of the security. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments and any resulting adjustment is included in investment income.

Mortgage loans are carried at amortized cost. Policy loans are carried at the unpaid principal balances plus accrued interest. Partnerships are accounted for by using the equity method of accounting. Partnership investments totaled $126.8 million and $117.3 million at December 31, 1998 and 1997, respectively.

Derivatives

The Company uses interest rate swap and cap agreements to manage its interest rate risk and call options and futures on the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") to hedge its obligations to provide returns based upon this index.

The Company utilizes interest rate swap agreements ("swap agreements") and interest rate cap agreements ("cap agreements") to match assets more closely to liabilities. Swap agreements are agreements to exchange with a counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company currently utilizes swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest rates credited to policyholders.

Cap agreements are agreements with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional balance) to hedge against rising interest rates.

                      KEYPORT LIFE INSURANCE COMPANY

1.  Accounting Policies (continued)

Hedge accounting is applied after the Company determines that the items to be hedged expose it to interest rate or price risk, designates the instruments as hedges, and assesses whether the instruments reduce the indicated risks through the measurement of changes in the value of the instruments and the items being hedged at both inception and throughout the hedge period. From time to time, interest rate swap agreements, cap agreements and call options are terminated. If the terminated position was accounted for as a hedge, realized gains or losses are deferred and amortized over the remaining lives of the hedged assets or liabilities. Conversely, if the terminated position was not accounted for as a hedge, or if the assets and liabilities that were hedged no longer exist, the position is "marked to market" and realized gains or losses are immediately recognized in income.

The net differential to be paid or received on interest rate swap agreements is recognized as a component of net investment income. Premiums paid for interest rate cap agreements are deferred and amortized to net investment income on a straight-line basis over the terms of the agreements. The unamortized premium is included in other invested assets. Amounts earned on interest rate cap agreements are recorded as an adjustment to net investment income. Interest rate swap agreements and cap agreements hedging investments designated as available for sale are adjusted to fair value with the resulting unrealized gains and losses, net of tax, included in accumulated other comprehensive income.

Premiums paid on call options are amortized into net investment income over the terms of the contracts. The call options are included in other invested assets and are carried at amortized cost plus intrinsic value, if any, of the call options as of the valuation date. Changes in intrinsic value of the call options are recorded as an adjustment to interest credited to policyholders. Futures contracts are carried at fair value and require daily cash settlement. Changes in the fair value of futures that qualify as hedges are deferred and recognized as an adjustment to the hedged asset or liability. Futures that do not qualify as hedges are carried at fair value; changes in value are immediately recognized in income.

Fee Income

Fees from investment advisory services are recognized as revenues when services are provided. Revenues from fixed and variable annuities and single premium whole life policies include mortality charges, surrender charges, policy fees, and contract fees and are recognized when earned.

Deferred Policy Acquisition Costs

Policy acquisition costs are the costs of acquiring new business which vary with, and are primarily related to, the production of new business. Such costs include commissions, costs of policy issuance, underwriting, and selling expenses. These costs are deferred and amortized in relation to the present value of estimated gross profits from mortality, investment spread, and expense margins. Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on fixed maturity securities the Company has designated as available for sale. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income. Deferred policy acquisition costs were decreased by $56.0 million and $126.9 million at December 31, 1998 and 1997, respectively, relating to this adjustment.

Value of Insurance in Force

Value of insurance in force represents the actuarially-determined present value of projected future gross profits from policies in force at the date of their acquisition. This amount is amortized in proportion to the projected emergence of profits over periods not exceeding 10 years for annuities and 25 years for life insurance. Interest is accrued on the unamortized balance at the contract rate of 5.25%, 5.34% and 5.30% for the years ended December 31, 1998, 1997 and 1996, respectively.

The value of insurance in force is adjusted for amounts relating to the recognition of unrealized investment gains and losses. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income. Value of insurance in force was decreased by $10.3 million and $31.8 million at December 31, 1998 and 1997, respectively, relating to this adjustment.

Estimated net amortization expense of the value of insurance in force as of December 31, 1998 is as follows (in thousands): 1999 - $11,013; 2000 -
$10,043;  2001  -  $8,823; 2002 - $7,803; 2003 - $6,975  and  thereafter  -
$32,252.

Intangible Assets

Intangible assets consist of goodwill arising from business combinations accounted for as a purchase. Amortization is provided on a straight-line basis ranging from ten to twenty-five years.

Separate Account Assets and Liabilities

The assets and liabilities resulting from variable annuity and variable life policies are segregated in separate accounts. Separate account assets, which are carried at fair value, consist principally of investments in mutual funds. Investment income and changes in asset values are allocated to the policyholders, and therefore, do not affect the operating results of the Company. The Company provides administrative services and bears the mortality risk related to these contracts.

As of December 31, 1998 and 1997, the Company also classified $42.3 million and $65.2 million, respectively, of fixed maturities and investments in certain mutual funds sponsored by affiliates of the Company as separate account assets.

                      KEYPORT LIFE INSURANCE COMPANY

1.  Accounting Policies (continued)

Policy Liabilities

Policy liabilities consist of deposits received plus credited interest, less accumulated policyholder charges, assessments, and withdrawals related to deferred annuities and single premium whole life policies. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

Income Taxes

Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," and are calculated as if the companies filed their own income tax returns.

Effective July 18, 1997, due to changes in ownership of Liberty Financial, the Company is no longer included in the consolidated federal income tax return of Liberty Mutual. The Company will be eligible to file a consolidated federal income tax return with Liberty Financial in 2002. Independence Life, which until July 18, 1997, was required under federal tax law to file its own federal income tax return, may join with Keyport in a consolidated income tax return filing. Keyport Benefit may also join with Keyport in a consolidated income tax filing. Liberty Advisory
Services Corporation and Keyport Financial Services Corp. must file separate federal tax returns.

Cash Equivalents

Short-term investments having an original maturity of three months or less are classified as cash equivalents.

Recent Accounting Changes

As of January 1, 1998, the Company adopted SFAS No. 130 "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of SFAS 130 had no impact on the Company's net income or stockholder's equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in stockholder's equity, to be included in accumulated other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

                      KEYPORT LIFE INSURANCE COMPANY

1.  Accounting Policies (continued)

Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the reporting of financial information from operating segments in annual and interim financial statements. SFAS 131 requires that financial information be reported on the basis that it is reported internally for evaluating segment performance and deciding how to allocate resources to segments. The adoption of SFAS 131 did not have any effect on the Company's financial statements as management of the Company considers its operations to be one segment.

Recent Accounting Pronouncement

In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") was issued. SFAS 133 standardizes the accounting for derivative instruments and the derivative portion of certain other contracts that have similar characteristics by requiring that an entity recognize those instruments at fair value. This statement also requires a new method of accounting for hedging transactions, prescribes the type of items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. This statement is effective for fiscal years beginning after June 15, 1999. Earlier adoption is permitted. Upon adoption, the Company will be required to record a cumulative effect adjustment to reflect this accounting change. The Company has not completed its analysis and evaluation of the requirements and the impact of this statement.

2.  Acquisitions

On January 2, 1998, the Company acquired the common stock of American Benefit Life Insurance Company, renamed Keyport Benefit Life Insurance Company on March 31, 1998, a New York insurance company, for $7.4 million. The acquisition was accounted for as a purchase and, accordingly, operating results are included in the consolidated financial statements from the date of acquisition. In connection with the acquisition, the Company acquired assets with a fair value of $9.4 million and assumed liabilities of $3.2 million. Subsequent to the acquisition, the Company made a capital contribution to Keyport Benefit in the amount of $7.5 million.

In August 1996, the Company entered into a 100 percent coinsurance agreement for a $954.0 million block of single premium deferred annuities issued by Fidelity & Guaranty Life Insurance Company ("F&G Life"). Under this transaction, the investment risk of the annuity policies was transferred to Keyport. However, F&G Life will continue to administer the policies and will remain contractually liable for the performance of all policy obligations. This transaction increased investments by $923.1 million and value of insurance in force by $30.9 million.

                      KEYPORT LIFE INSURANCE COMPANY

3.  Investments

Fixed Maturities

As of December 31, 1998 and 1997, the Company did not hold any investments in fixed maturities that were classified as held to maturity or trading securities. The amortized cost, gross unrealized gains and losses, and fair value of fixed maturity securities are as follows (in thousands):

                                       Gross         Gross
                        Amortized    Unrealized    Unrealized
December 31, 1998         Cost          Gains        Losses     Fair Value

 U.S. Treasury
  securities           $    90,818  $     3,039  $     (192)  $    93,665
 Mortgage backed
  securities of U.S.
  government
  corporations and
  agencies                 940,075       28,404      (2,894)      965,585
 Debt securities
  issued by foreign
  governments              251,088        9,422     (16,224)      244,286
 Corporate securities    5,396,278      185,132    (156,327)    5,425,083
 Other mortgage
  backed securities      2,286,585       65,158     (19,546)    2,332,197
 Asset backed securities 1,941,966       25,955     (16,521)    1,951,400
 Senior secured loans      267,887        1,079      (3,978)      264,988

  Total fixed
    maturities         $11,174,697  $   318,189  $ (215,682)  $11,277,204

                                       Gross        Gross
                       Amortized    Unrealized    Unrealized
December 31, 1997        Cost          Gains        Losses     Fair Value

 U.S. Treasury
  Securities           $   128,580  $     1,107  $      (40)  $   129,647
 Mortgage backed
  securities of
  U.S. government
  corporations and
  agencies               1,089,809       49,536      (1,602)    1,137,743
 Debt securities
  issued by foreign
  governments              272,559       12,694      (4,966)      280,287
 Corporate securities    4,744,208      189,387     (83,562)    4,850,033
 Other mortgage
  backed securities      2,325,889       81,886      (2,579)    2,405,196
 Asset backed securities 2,200,689       26,178      (3,118)    2,223,749
 Senior secured loans      219,884         -            -         219,884

  Total fixed
   maturities          $10,981,618  $   360,788  $  (95,867)  $11,246,539

                      KEYPORT LIFE INSURANCE COMPANY

3. Investments (continued)

At December 31, 1998 and 1997, gross unrealized gains on equity securities, interest rate cap agreements and investments in separate accounts aggregated $7.8 million and $27.4 million, and gross unrealized losses aggregated $3.6 million and $6.9 million, respectively.

Net unrealized investment gains (losses) on securities included in other comprehensive income in 1998, 1997 and 1996 include: gross unrealized gains (losses) on securities of $(182.2) million, $73.7 million and $(64.4) million, respectively; reclassification adjustments for realized investment (gains) losses in net income of $3.5 million, $(31.2) million and $(7.2) million, respectively; and adjustments to deferred policy acquisition costs and value of insurance in force of $92.5 million, $(29.1) million and $54.2 million, respectively. The above amounts are shown before income tax expense (benefit) of $(30.2) million, $4.7 million and $(5.2) million, respectively.

Deferred tax liabilities for the Company's net unrealized investment gains and losses, net of adjustment to deferred policy acquisition costs and value of insurance in force, were $14.1 million and $44.3 million at December 31, 1998 and 1997, respectively.

No  investment in any person or its affiliates (other than bonds issued  by
agencies  of  the  United  States  government)  exceeded  ten  percent   of
stockholder's equity at December 31, 1998.

At  December 31, 1998, the Company did not have a material concentration of
financial   instruments  in  a  single  investee,  industry  or  geographic location.

At December 31, 1998, $1.1 billion of fixed maturities were below investment grade.

Contractual Maturities

The amortized cost and fair value of fixed maturities by contractual maturity as of December 31, 1998 are as follows (in thousands):

                                             Amortized         Fair
December 31, 1998                               Cost           Value

  Due in one year or less                    $   334,901    $   335,179
  Due after one year through five years        2,998,421      3,005,087
  Due after five years through ten years       1,638,535      1,656,238
  Due after ten years                          1,034,214      1,031,518
                                               6,006,071      6,028,022
  Mortgage and asset backed securities         5,168,626      5,249,182
                                             $11,174,697    $11,277,204

Actual maturities may differ because borrowers may have the right to call or prepay obligations.

                      KEYPORT LIFE INSURANCE COMPANY

3. Investments (continued)

Net Investment Income

Net investment income is summarized as follows (in thousands):

Year Ended December 31,              1998           1997          1996

Fixed maturities               $   810,521    $   811,688   $   737,372
Mortgage loans and other
    invested assets                 18,238         27,833        11,422
Policy loans                        33,251         32,224        30,188
Equity securities                    4,369          5,443         4,494
Cash and cash equivalents           38,269         34,449        36,138
    Gross investment income        904,648        911,637       819,614
Investment expenses                (17,342)       (15,311)      (12,708)
Amortization of options and
    interest rate caps             (72,080)       (49,278)      (16,541)
     Net investment income     $   815,226    $   847,048   $   790,365

As of December 31, 1998, the carrying value of fixed maturity investments that was non-income producing was $30.0 million. (There were no non-income producing fixed maturity investments as of December 31, 1997.)

Net Realized Investment Gains (Losses)

Net realized investment gains (losses) are summarized as follows (in thousands):

Year Ended December 31,                    1998        1997       1996

Fixed maturities available for sale:
 Gross gains                            $  72,119  $  42,464  $   24,304
 Gross losses                             (59,730)   (19,146)    (17,814)
 Other than temporary declines in value   (28,322)      -            -

Equity securities                          14,754        (51)      1,492
Investments in separate accounts               93      7,912        (576)
Interest rate caps                         (2,397)      -            -
Other                                        -          -           (208)
Gross realized investment (losses) gains   (3,483)    31,179       7,198

Amortization adjustments of deferred
  policy acquisition costs and value
  of insurance inforce                      4,268     (6,456)     (1,689)

Net realized investment gains           $     785  $  24,723  $    5,509

                      KEYPORT LIFE INSURANCE COMPANY
          Notes to Consolidated Financial Statements (continued)

3. Investments (continued)

Proceeds from sales of fixed maturities available for sale were $5.4 billion, $2.6 billion and $1.7 billion, for the years ended December 31, 1998, 1997 and 1996, respectively.

4. Derivatives

Outstanding derivatives, shown in notional amounts along with their carrying value and fair value, are as follows (in thousands):

                                          Assets (Liabilities)
                                  Carrying     Fair   Carrying   Fair
                Notional Amounts    Value     Value     Value    Value
December 31    1998        1997     1998       1998      1997     1997

Interest
 rate swaps $2,369,000 $2,575,000 $(71,163) $(71,163) $(42,123) $(42,123)
Interest
 rate cap
 agreements    250,000    250,000     -          -         102       102
S&P 500
 Index call
 Options          -          -     535,628   607,022   323,343   345,294
S&P 500  Index
 Futures          -          -        (604)     (604)      752       752

The interest rate swap agreements expire in 1999 through 2005. The interest rate cap agreements expire in 1999 through 2000. The call options' and futures' maturities range from 1999 to 2002.

The Company currently utilizes swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest credited to policyholders. Cap agreements are used to hedge against rising interest rates. Call options and futures contracts are used for purposes of hedging the Company's equity-indexed products. At December 31, 1998 and 1997, the Company had approximately $156.4 million and $155.0 million, respectively, of unamortized premium in call option contracts.

Fair values for swap and cap agreements are based on current settlement values. The current settlement values are based on quoted market prices and brokerage quotes, which utilize pricing models or formulas using current assumptions. Fair values for call options and futures contracts are based on quoted market prices.

There are risks associated with some of the techniques the Company uses to match its assets and liabilities. The primary risk associated with swap, cap and call option agreements is the risk associated with counterparty nonperformance. The Company believes that the counterparties to its swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

                      KEYPORT LIFE INSURANCE COMPANY

5.  Income Taxes

Income tax expense (benefit) is summarized as follows (in thousands):

                             Year Ended December 31,
                       1998             1997              1996

Current            $  12,150         $ (48,477)         $  52,369
Deferred              40,769           107,567             (5,147)
                   $  52,919         $  59,090          $  47,222

A reconciliation of income tax expense with the expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows (in thousands):

                                          Year Ended December 31,
                                       1998         1997         1996

Expected income tax expense         $  56,532   $  60,427     $  48,246
Increase (decrease) in income
  taxes resulting from:
    Nontaxable investment income       (2,152)     (1,416)       (1,216)
    Amortization of goodwill              440         396           396
    Other, net                         (1,901)       (317)         (204)
Income tax expense                  $  52,919   $  59,090     $  47,222

                      KEYPORT LIFE INSURANCE COMPANY

5.  Income Taxes (continued)

The components of deferred federal income taxes are as follows (in thousands):

                                                  December 31,
                                           1998                  1997

Deferred tax assets:
  Policy liabilities                   $   107,433           $   124,250
  Guaranty fund expense                      2,115                 2,795
  Net operating loss carryforwards           1,780                 2,111
  Deferred fees                              4,379                   -
  Other                                      1,318                 1,205
    Total deferred tax assets              117,025               130,361

Deferred tax liabilities:
  Deferred policy acquisition costs        (92,533)              (56,331)
  Value of insurance in force and
    intangible assets                      (23,322)              (18,022)
  Excess of book over tax basis of
    Investments                           (135,364)             (178,697)
  Separate account asset                      (478)                 (645)
  Deferred loss on interest rate swaps        (805)               (1,792)
  Other                                     (8,119)               (7,877)
    Total deferred tax liabilities        (260,621)             (263,364)
      Net deferred tax liability       $  (143,596)          $  (133,003)

As of December 31, 1998, the Company had approximately $5.1 million of purchased net operating loss carryforwards (relating to the acquisition of Independence Life). Utilization of these net operating loss carryforwards, which expire through 2006, is limited to use against future profits of Independence Life. The Company believes that it is more likely than not that it will realize the benefit of its deferred tax assets.

Income taxes paid were $21.5 million in 1998 and $46.9 million in 1996, while income taxes refunded were $8.0 million in 1997.

                      KEYPORT LIFE INSURANCE COMPANY

6.  Retirement Plans

Keyport employees and certain employees of Liberty Financial are eligible to participate in the Liberty Financial Companies, Inc. Pension Plan (the "Plan"). It is the Company's practice to fund amounts for the Plan sufficient to meet the minimum requirements of the Employee Retirement Income Security Act of 1974. Additional amounts are contributed from time to time when deemed appropriate by the Company. Under the Plan, all employees are vested after five years of service. Benefits are based on years of service, the employee's average pay for the highest five consecutive years during the last ten years of employment, and the employee's estimated social security retirement benefit. The Company also has an unfunded non-qualified Supplemental Pension Plan ("Supplemental Plan") collectively with the Plan, (the "Plans"), to replace benefits lost due to limits imposed on Plan benefits under the Internal Revenue Code. Plan assets consist principally of investments in certain mutual funds sponsored by an affiliated company.

The following table sets forth the Plans' funded status (in thousands).

                                                    December 31,
                                                   1998         1997
Change in benefit obligation
  Benefit obligation at beginning of year         $ 12,594     $ 10,559
  Service cost                                         921          804
  Interest cost                                        960          829
  Actuarial loss                                     1,101          606
  Benefits paid                                       (294)        (204)
  Benefit obligation at end of year                 15,282       12,594

Change in plan assets
  Fair value of plan assets at beginning of year     7,801        6,399
  Actual return on plan assets                         593          901
  Employer contribution                                290          705
  Benefits paid                                       (294)        (204)
  Fair value of plan assets as end of year           8,390        7,801

Projected benefit obligation in excess of the
     Plans' assets                                   6,892        4,793
Unrecognized net actuarial loss                     (2,814)      (1,727)
Prior service cost not yet recognized in net
     periodic pension cost                            (138)        (160)
Accrued pension cost                              $  3,940     $  2,906

                      KEYPORT LIFE INSURANCE COMPANY

6.  Retirement Plans (continued)

The assumptions used to develop the actuarial present value of the projected benefit obligation and the expected long-term rate of return on plan assets are as follows:

                                          Year Ended December 31,
                                       1998         1997          1996

Pension cost includes the
     following components:
Service cost benefits earned
     during the period              $    921     $    804     $    717
Interest cost on projected
     benefit obligation                  960          829          725
Expected return on Plan assets          (610)        (525)        (468)
Net amortization and deferred
     amounts                              53           23           93
Total net periodic pension cost     $  1,324     $  1,131     $  1,067

The assumptions used to develop the actuarial present value of the projected benefit obligation and the expected long-term rate of return on plan assets are as follows:


Discount rate                                   6.75%     7.25%    7.50%
Rate of increase in compensation level          4.75%     5.00%    5.25%
Expected long-term rate of return on assets     9.00%     8.50%    8.50%

The Company provides various other funded and unfunded defined contribution plans, which include savings and investment plans and supplemental savings plans. For each of the years ended December 31, 1998, 1997 and 1996, expenses related to these defined contribution plans totaled (in thousands) $853, $702 and $590, respectively.

7.  Fair Value of Financial Instruments

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of the Company's financial instruments. The aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company, and accordingly, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

The following methods and assumptions were used by the Company in determining estimated fair value of financial instruments:

                      KEYPORT LIFE INSURANCE COMPANY

7.  Fair Value of Financial Instruments (continued)

Fixed maturities and equity securities: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturities not actively traded, the fair values are determined using values from independent pricing services, or, in the case of private placements, are determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the securities. The fair values for equity securities are based on quoted market prices.

Mortgage loans: The fair value of mortgage loans are determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

Policy loans:  The carrying value of policy loans approximates fair value.

Other invested assets: With the exception of call options, the carrying value for assets classified as other invested assets in the accompanying balance sheets approximates their fair value. Fair values for call options are based on market prices quoted by the counterparty to the respective call option contract.

Cash and cash equivalents: The carrying value of cash and cash equivalents approximates fair value.

Policy liabilities: Deferred annuity contracts are assigned fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of the future cash flows at current pricing rates.

The fair values and carrying values of the Company's financial instruments are as follows (in thousands):

                             December 31,           December 31,
                                 1998                   1997
                        Carrying       Fair       Carrying     Fair
                         Value        Value        Value       Value
Assets:
  Fixed maturity
     securities       $11,277,204  $11,277,204  $11,246,539 $11,246,539
  Equity securities        24,649       24,649       40,856      40,856
  Mortgage loans           55,117       56,640       60,662      63,007
  Policy loans            578,770      578,770      554,681     554,681
  Other invested
     Assets               662,513      730,394      440,773     462,724
  Cash and cash
     Equivalents          719,625      719,625    1,162,347   1,162,347

Liabilities:
  Policy liabilities   12,504,081   11,647,558   12,086,076  11,366,534

                      KEYPORT LIFE INSURANCE COMPANY
          Notes to Consolidated Financial Statements (continued)

8. Quarterly Financial Data (unaudited)

The following is a tabulation of the unaudited quarterly results of operations (in thousands):

                                             1998 Quarters
                           March 31   June 30  September 30  December 31

Investment income         $ 206,075  $ 200,955   $ 201,158    $ 207,038
Interest credited to
   policyholders           (142,136)  (140,198)   (143,271)    (136,633)
Investment spread            63,939     60,757      57,887       70,405
Net realized investment
    gains (losses)              818     (2,483)      4,112       (1,662)
Fee income                    9,877     12,400      10,505       10,054
Pretax income                37,870     36,627      44,344       42,678
Net income                   26,049     24,092      29,779       28,680

                                            1997 Quarters
                           March 31   June 30  September 30  December 31

Investment income         $ 206,515  $ 210,655   $ 210,365    $ 219,513
Interest credited to
   Policyholders           (147,313)  (147,224)   (150,875)    (148,672)
Investment spread            59,202     63,431      59,490       70,841
Net realized investment
   gains                     12,796      2,669       4,951        4,307
Fee income                    8,252      8,578       9,841        9,682
Pretax income                47,423     39,914      39,876       45,438
Net income                   31,538     26,095      26,377       29,551

9.  Statutory Information

The Company is domiciled in Rhode Island and prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the State of Rhode Island Insurance Department. Statutory surplus and statutory net income differ from stockholder's equity and net income reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, policy liabilities are based on different assumptions, and income tax expense reflects only taxes paid or currently payable. The Company's statutory surplus and net income are as follows (in thousands):

                                      Year Ended December 31,
                             1998              1997               1996

Statutory surplus         $  790,935        $  702,610        $  567,735
Statutory net income          95,422           107,130            40,237

                      KEYPORT LIFE INSURANCE COMPANY

10.  Transactions with Affiliated Companies

The Company reimbursed Liberty Financial and certain affiliates for expenses incurred on its behalf for the years ended December 31, 1998, 1997 and 1996. These reimbursements included corporate, general, and administrative expenses, corporate overhead, such as executive and legal support, and investment management services. The total amounts reimbursed were $7.1 million for the year ended December 31, 1998 and $7.8 million for the years ended December 31, 1997 and 1996. In addition, certain affiliated companies distribute the Company's products and were paid $8.6 million, $7.2 million and $6.4 million by the Company for the years ended December 31, 1998, 1997, and 1996, respectively.

Keyport had mortgage notes in the original principal amount of $100.0 million on properties owned by certain indirect subsidiaries of Liberty Mutual. The notes were purchased for their face value. Liberty Mutual had agreed to provide credit support to the obligors under these notes with respect to certain payments of principal and interest thereon. As of December 31, 1998 and 1997, the amounts outstanding were $39.5 million. In January 1999, Liberty Mutual retired the mortgage notes with a payment of $39.7 million for all outstanding principal and interest.

Dividend payments to Liberty Financial from the Company are governed by insurance laws that restrict the maximum amount of dividends that may be paid without prior approval of the State of Rhode Island Insurance
Department. As of December 31, 1998, the maximum amount of dividends (based on statutory surplus and statutory net gains from operations) which may be paid by Keyport was approximately $59.1 million without such approval.

11. Commitments and Contingencies

Leases: The Company leases data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2008. Rental expense (in thousands) amounted to $4,721, $3,408 and $3,213 for the years ended December 31, 1998, 1997 and 1996, respectively. For each of the next five years, and in the aggregate, as of December 31, 1998, the following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year (in thousands):

                            Year            Payments

                            1999          $    5,354
                            2000               5,311
                            2001               4,487
                            2002               4,342
                            2003               4,351
                            Thereafter        16,752

                      KEYPORT LIFE INSURANCE COMPANY
          Notes to Consolidated Financial Statements (continued)

11. Commitments and Contingencies (continued)

Legal Matters: The Company is involved at various times in litigation common to its business. In the opinion of management, provisions made for potential losses are adequate and the resolution of any such litigation is not expected to have a material adverse effect on the Company's financial condition or its results of operations.

Regulatory Matters: Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years. In 1998, 1997 and 1996, the Company was assessed $3.2 million, $5.9 million, and $10.0 million, respectively. During 1998, 1997 and 1996, the Company recorded $1.2 million, $1.0 million, and $1.0 million, respectively, of provisions for state guaranty fund association expense. At December 31, 1998 and 1997, the reserve for such assessments was $6.0 million and $8.0 million, respectively.

12. Year 2000 (Unaudited)

The Company relies significantly on computer systems and applications in its operations. Many of these systems are not presently Year 2000 compliant. These systems use programs that were designed and developed without considering the impact of the upcoming change in the century. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. The Company's business, financial condition and results of operations could be materially and adversely affected by the failure of the Company's systems and applications (and those operated by third parties interfacing with the Company's systems and applications) to properly operate or manage these dates.

In addressing the Year 2000 issue, the Company has completed an inventory of its computer programs and assessed its Year 2000 readiness. The Company's computer programs include internally developed programs, third-party purchased programs and third-party custom developed programs. For programs which were identified as not being Year 2000 ready, the Company has implemented a remedial plan which includes repairing or replacing the programs and appropriate testing for Year 2000. The remediation plan is substantially complete and is currently in the final testing phase. The Company also identified its non-information technology systems with respect to Year 2000 issues. The Company initiated remediation efforts in this area and expects to complete this phase during 1999.

In addition, the Company has initiated communication with significant financial institutions, distributors, suppliers and others with which it does business to determine the extent to which the Company's systems are vulnerable by the failure of others to remediate their own Year 2000 issues. The Company has received feedback from such parties and is in the process of independently confirming information received from other parties with respect to their year 2000 issues.

                      KEYPORT LIFE INSURANCE COMPANY

12. Year 2000 (Unaudited) (continued)


The Company is developing, and will continue to develop, contingency plans for dealing with any adverse effects that become likely in the event the Company's remediation plans are not successful or third parties fail to remediate their own Year 2000 issues. The Company expects contingency planning to be substantially complete by June 1999. If necessary modifications and conversions are not made, or are not timely completed, or if the systems of the companies on which the Company's interface system relies are not timely converted, the Year 2000 issues could have a material impact on the financial condition and results of operations of the Company. However, the Company believes that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems.

                                APPENDIX A

                        TERM INTEREST ILLUSTRATIONS

Below are illustrations of how interest is credited to an Interest Account during a ten-year Term and an Indexed Account during a five-year Term. The illustrations also apply to a shorter Term if values for inapplicable years are ignored. We have made certain assumptions with respect to the illustrations, as indicated.

Note: the illustrations do not assume any surrender amount during the entire term. A Market Value Adjustment or surrender charge may apply to any such interim surrender. (See "Surrenders"). The hypothetical guaranteed Interest Rate, Guaranteed Interest Rate Factors, and Index Increases are illustrative only and are not intended to predict future guaranteed interest rates, rate factors, or future changes in the index. As to Interest Accounts, actual Guaranteed Interest Rates declared for any given Term may be more or less than the 6% shown. Likewise, actual Guaranteed Interest Rate Factors declared for Indexed Accounts at any given time may be higher or lower than the factors shown in the illustration, provided that the floor may never be less than 0. Moreover, we do not guarantee that the Index will increase during the course of a term or that it will be higher than the Index at the beginning of the Term or at any time during the Term when Index Increases are credited.

A. Illustration of Interest Account

Beginning Account Value:     $100,000
Guaranteed Interest Rate:    6% per year compounded annually

Account Value at End of Certificate Year:

Year 1:  $106,000.00

Year 2:  $112,360.00

Year 3:  $119,101.60

Year 4:  $126,247.70

Year 5:  $133,822.56

Year 6:  $141,851.91

Year 7:  $150,363.03

Year 8:  $159,384.81

Year 9:  $168,947.90

Year 10: $179,084.77

B. Illustration of Index Account

The Certificate provides that the Index Increase to be credited on each Account Anniversary is the sum of the following two parts:

    (1) Part 1 = the proportionate credit for any increase in the Index from its prior highest Account Anniversary value to its value on the current Account Anniversary. The formula for Part 1 is:
        A x ((C-B)/D) x (E/F) x G

    (2) Part 2 = the proportionate credit for any increase(s) in the Index occurring on a prior Account Anniversary(ies). The formula for Part 2 is: A x ((B-D)/D) x (1/F) x G where the values in the formulas are as follows:

A =  the Participation Rate for the Term

B = the highest Index value on all Account Anniversaries, including the Index value at the beginning of the Term, but excluding the value of the Index on the current Account Anniversary. The value of B can never be less than the Minimum S&P Index Value nor greater than the Maximum S&P Index Value. The Minimum S&P Index Value and the Maximum S&P Index Value are defined as follows:

     Minimum S&P Index Value = [(Floor / Participation Rate for Term) + 1] x [Beginning of Term Index value]

     Maximum S&P Index Value = [(Cap / Participation Rate for Term) + 1] x [Beginning of Term Index value]


C = the value of the Index on the current Account Anniversary, not less than B or greater than the Maximum S&P Index Value for the Term.

D =  the Index value at the beginning of the Term

E =  the number of completed Account Years in the Term

F =  the total number of Account Years in the Term

G = the smaller of the Account Value at the beginning of the term and the Account Value (prior to the crediting of any Index Increases) on any Account Anniversary in the Term, including the current Account Anniversary

On the first Account Anniversary of any term, substitute D for B in the above formulas.

If "Death Provisions" provides that the Index Increase is to be recalculated, then: (i) "E" in the formula for Part 1 is equal to "F", and
(ii) "(1/F)" in the formula for Part 2 is multiplied by the sum of 1.0 plus the number of Account Years from the start of the Account Year of death to the end of the Term.

Using the assumptions below, we prepared the following three illustrations using different assumptions as to changes in the index value during the course of the term. Note: these assumptions and illustrations are not and are not intended as predictions of changes in the Index during the course of any Term. The Index may rise or fall during the course of a Term, and at the end of a Term the Index value may be higher or lower than at the beginning of the term. We are not making any predictions, representations, or guarantees as to future changes in the Index. These values are based on the assumption that no partial surrenders are made.

Beginning Account Value  =  $100,000.00
Beginning Index Value    =   500
Participation Rate       =   80%
Cap                      =   80%
Maximum S&P Index Value  =   [(80%/80%) + 1] x 500 = 1000
Floor                    =   0%
Minimum S&P Index Value  =   [(0%/80%) + 1] x 500 = 500

Illustration No. 1:

Year Year-End    Cumulative                                       Indexed
     Index Value Change                                            Account
                 in Index  Value of B  Value of C  Part 1  Part 2   Value

0      500                                                        $100,000
1      600         20%        500         600    $ 3,200  $ ---   $103,200
2      690         38%        600         690    $ 5,760  $ 3,200 $112,160
3      775         55%        690         775    $ 8,160  $ 6,080 $126,400
4      900         80%        775         900    $16,000  $ 8,800 $151,200
5     1035        107%        900        1000    $16,000  $12,880 $180,000

Illustration No. 2:

Year Year-End    Cumulative                                       Indexed
     Index Value Change                                            Account
                 in Index  Value of B Value of C  Part 1  Part 2   Value

0      500                                                        $100,000
1      550         10%        500         550    $ 1,600  $ ---   $101,600
2      500          0%        550         550    $ ---    $ 1,600 $103,200
3      560         12%        550         560    $   960  $ 1,600 $105,760
4      620         24%        560         620    $ 7,680  $ 1,920 $115,360
5      660         32%        620         660    $ 6,400  $ 3,840 $125,600

Illustration No. 3:

Year Year-End    Cumulative                                       Indexed
     Index Value Change                                            Account
                 in Index  Value of B Value of C  Part 1  Part 2   Value

0      500                                                        $100,000
1      450        -10%        500         500    $ ---    $ ---   $100,000
2      425        -15%        500         500    $ ---    $ ---   $100,000
3      450        -10%        500         500    $ ---    $ ---   $100,000
4      515          3%        500         515    $1,920   $ ---   $101,920
5      530          6%        515         530    $2,400   $   480 $104,800

                                Appendix B

            MARKET VALUE ADJUSTMENT FORMULA AND ILLUSTRATIONS;
                       SURRENDER CHARGE CALCULATIONS

Market Value Adjustment Formula

The applicable surrender or transfer value is multiplied by the Market Value Adjustment Factor to arrive at the Market Value Adjustment. The formula that is used to determine the Market Value Adjustment factor is:
[(1+a)/(1+b)](n/12) - 1

where the values in the formula is as follows:

a = the Treasury Rate for the Term of the Account from which the surrender or transfer amount is being taken.

b = the Treasury Rate for a period equal to the time remaining (rounded up to the next whole number of Account Years) to the expiration of the Term for the Account from which the surrender or transfer amount is being taken; and

n = the number of complete Account Months remaining before the expiration of the Term for the Account from which the surrender or transfer amount is being taken, multiplied by the applicable Scaling Factor from the Certificate Schedule for the Term of the Account from which the amount is being taken, if the Account is an Indexed Account. The first Account Month begins on the day that the Term begins and each subsequent Account Month begins on the same day one month later.

The Treasury Rate for an Account is the interest rate in the Treasury Constant Maturity Series, as published by the Federal Reserve Board, for a maturity equal to the number of years specified in "a" and "b" above. Weekly Series are published at the beginning of the following week. To determine "a", we use the weekly Series first published on or after the most recent Determination Date (which occurs on or before the first day of the Account's current Term), except that if the first day is the same as the Determination Date or the date of publication, or any date in between, we instead use the weekly Series first published after the prior Determination Date. To determine "b", we use the weekly Series first published on or after the most recent Determination Date (which occurs on or before the date on which the Market Value Adjustment Factor is calculated), except that if the calculation date is the same as the Determination Date or the date of publication, or any date in between, we instead use the weekly Series first published after the prior Determination Date. The Determination Dates are the last business days prior to the first and fifteenth days of each month.

If the number of years specified in "a" or "b" does not equal a maturity in the Treasury Constant Maturity Series, the Treasury Rate will be determined by straight line interpolation between the interest rate for the next highest and next lowest maturities.

Illustrations and Surrender Charge Calculations

Illustration 1:

Assume that you purchased a Certificate for $10,000 and allocated your interest to an Interest Account with a five-year Term and a Guaranteed Interest Rate of 6%. Exactly two years later, your Account was surrendered when the surrender charge was 3%. There had been no prior surrenders and the interest earned in the previous twelve months is equal to $636 ($11,236
- $10,600). Therefore, the surrender charge and the Market Value Adjustment do not apply to $636 of the Interest Account Value. At the beginning of the Term, the Treasury Rate for 5-year Treasury Notes was 7% and, at the time of the surrender, the Treasury Rate for 3-year Treasury Notes was 4.5%.

According to the Certificate, the Market Value Adjustment is

(A - Free Withdrawal Amount) x B = C

where:

   A = the amount surrendered
     = $10,000 x 1.06 x 1.06
     = $11,236.00

   B = the Market Value Adjustment Factor
     = [(1+a)/(1+b)](n/12) - 1, where

   a = the Treasury Rate for the Term of the Account from which the surrender amount is being taken. Here, a = 7%.

   b = the Treasury Rate for a period equal to the time remaining (rounded up to the next whole number of Account Years) to the expiration of the Term for the Account from which the surrender amount is being taken. Here, b = 4.5%

   n = the number of complete Account Months remaining before the expiration of the Term for the Account from which the surrender amount is being taken, multiplied by the applicable Scaling Factor from the Certificate Schedule for the Term of the Account from which the amount is being taken, if the Account is an Indexed Account. Here, n = 36

   B = [(1+.07)/(1+.045)](36/12) - 1
     = [(1+.07)/(1+.045)]3 - 1
     = .0735

Therefore,

   C = (A - 1,236) x B
     = ($11,236 - 636) x .0735
     = $779.10 is the Market Value Adjustment, which would be added to the Account Value in determining the Certificate Withdrawal Value.

The Surrender Charge is equal to I x (A - Free Withdrawal Amount), where

    A = the surrendered amount = $11,236, and

    I = the Surrender Charge Percentage. Here, I = 3%

Therefore,

The Surrender Charge = .03 x ($11,236 - 636)
                     = .03 x $10,600 = $318.00

The Certificate Value = [((.9 x $10,000 x 1.03) + 330) x 1.03] + 348
                      = $10,236.00

The Adjusted Certificate Value = $10,236.00 x [($11,236.00 + $779.10) /
11,236.00] = $10,945.76

Under the Certificate, the Certificate Withdrawal Value is equal to the greater of (1) the amount surrendered, less any Surrender Charge plus any Market Value Adjustment or (2) the Adjusted Certificate Value. Here, the Certificate Withdrawal Value would be the greater of ($11,236.00 - $318.00 + $779.10 = $11,697.10) or $10,945.76. Therefore, the Certificate
Withdrawal Value is equal to $11,697.10.

Illustration 2:

Given the same circumstances as in Illustration 1, but using a 3-year Treasury Rate of 7.5% instead of 4.5% at the time of surrender, the Market Value Adjustment is computed as follows:

   B = [(1+.07)/(1+.075)](36/12) - 1
       = [(1+.07)/(1+.075)]3 - 1
       = -.0139

Therefore,

   C = (A - 636) x B
     = ($11,236 - 636) x -.0139
     = Negative $147.34 is the Market Value Adjustment, which would be subtracted from the Account Value in determining the Certificate Withdrawal Value.

As described in the previous example, the Surrender Charge would equal
$318.00.

The Adjusted Certificate Value = $10,236.00 x [($11,236.00 - $147.34) /
$11,236.00] = $10,101.77

Accordingly, the Certificate Withdrawal Value would be the greater of ($11,236.00 - $318.00 - $147.34 = $10,770.66) or $10,101.77. Therefore, the
Certificate Withdrawal Value is equal to $10,770.66.

Illustration 3:

Given the same circumstances as in Illustration 2, but assuming (i) an Indexed Account instead of an Interest Account with an Account Value of $11,236, (ii) Index Increases credited in the prior year equal to $1,236.00, and (iii) a scaling factor ("k") of .9, the Market Value Adjustment is computed as follows:

   B = [(1+.07)/(1+.075)]((36 x k)/12) - 1
     = [(1+.07)/(1+.075)]((36 x 9)/12) - 1
     = [(1+.07)/(1+.075)](2.7) - 1
     = -.0125

Therefore,

   C = (A - 1,236) x B
     = ($11,236 - 1,236) x -.0125
     = Negative $125.00 is the Market Value Adjustment, which would be subtracted from the Account Value in determining the Certificate Withdrawal Value.

As described in the previous example, the Surrender Charge would equal
$300.00.

The Certificate Value = [((.9 x $10,000 x 1.03) + 0) x 1.03] + 687.90 =
$10,236.00

The Adjusted Certificate Value = $10,236.00 x [($11,236.00 - $125.00) /
$11,236.00] = $10,122.12

Accordingly, the Certificate Withdrawal Value would be the greater of ($11,236.00 - $300.00 - $125.00 = $10,811.00) or $10,122.12. Therefore, the
Certificate Withdrawal Value is equal to $10,811.00.

                                APPENDIX C


                      SCHEDULE OF STATE PREMIUM TAXES




                                Tax Rate for             Tax Rate For
State                        Non-Tax Qualified            Tax-Qualified
                           Contracts/Certificates    Contracts/Certificates

California                         2.35%                         0.50%
Kentucky                           2.00                          2.00
Maine                              2.00                          0.00
Nevada                             3.50                          0.00
South Dakota                       1.25                          0.00
Virgin Islands                     5.00                          5.00
West Virginia                      1.00                          1.00
Wyoming                            1.00                          0.00

                              Distributed by:

                     Keyport Financial Services Corp.
                  125 High Street, Boston, MA  02110-2712


                               Keyport Logo


                                Issued by:

                      Keyport Life Insurance Company
                  125 High Street, Boston, MA  02110-2712










MVA                                                             528.5/99

                                  PART II
                  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

          Not Applicable

Item 14.  Indemnification of Directors and Officers

          The following provisions regarding the Indemnification of Directors and Officers of the Registrant ("Keyport") are applicable:

          By-Laws, Article IX

          Section 6 - Indemnification of Directors and Officers

          Any person who at any time serves or shall serve as a Director or Officer of the Corporation whether or not in office at the time shall be indemnified or reimbursed against and for any and all claims and liabilities to which he may be or become subject by reason of such service and against and for any and all expenses necessarily incurred or amounts paid in connection with the defense or reasonable settlement or any legal or administrative proceedings to which he is made a party by reason of such service, except in relation to matters to which he shall be finally adjudged to be liable of negligence or misconduct in the performance of his official duties. Such a right of indemnification and reimbursement shall also extend to the personal representatives of any such person. Such rights shall not be deemed exclusive of any other rights to which any such Director, officer or his personal representatives may be entitled, under any other by-law or any agreement or vote of the stockholders or Directors or otherwise.

          Consistent with such By-Laws, Keyport has obtained insurance from Liberty Mutual Insurance Company for its directors and officers that supplements the indemnification provisions of the By-Laws.

Item 15.  Recent Sales of Unregistered Securities

          Not applicable

Item 16.  Exhibits and Financial Statement Schedules

          Exhibits


    *     1      Principal Underwriters Agreement

    ***   3(a)   Articles of Incorporation

    ***   3(b)   By-Laws

    *     4(a)   Group Annuity Contract

    *     4(b)   Group Annuity Certificate

    *     4(c)   Group Annuity Application

    *     4(d)   Group Annuity Certificate Application

    *     4(e)   Endorsements

                 (i)   Tax-Sheltered Annuity (TSA)
                 (ii)  Corporate/Keogh 401(a) Plan
                 (iii) Individual Retirement Annuity (IRA)
                 (iv)  Qualified Plan Endorsement

    **    5      Opinion regarding Legality

          21     Subsidiaries of the Registrant


          23(a)  Consent of Counsel

          23(b)  Consents of Independent Auditors


    ****  24     Powers of Attorney


          27     Financial Data Schedule

     Financial Statements

          28(a)  Schedule I

          28(b)  Schedule III

* Incorporated by reference to Registration Statement (File No. 333-1783) filed on or about March 18, 1996.

**  Incorporated by reference to Pre-Effective Amendment No 1 to
Registration Statement on Form S-1, filed on August 2, 1996 (File No. 333-
1783).


*** Incorporated by Reference to Registration Statement on Form N-4, filed on or about February 16, 1996 (File No. 333-01043; 811-07543).

**** Incorporated by reference to Post-Effective Amendment No. 10 to the Registration Statement on Form N-4 (File No. 333-1043) filed on or about April 24, 1998.


Item 17.  Undertakings

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
         1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts on April 14, 1999.

                                        KEYPORT LIFE INSURANCE COMPANY


                                   BY:  /s/ Paul H. LeFevre, Jr.
                                        Paul H. LeFevre, Jr.
                                        Acting President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and the dates indicated.


Signature                           Title                         Date

(i)  Principal Executive Officer

     /s/ Paul H. LeFevre, Jr.       Principal Executive Officer  04/14/99
     Paul H. LeFevre, Jr.

(ii)  Principal Financial Officer

     /s/ Bernhard M. Koch*          Senior Vice President and
     Bernhard M. Koch               Chief Financial Officer

(iii) Majority of Board of Directors

     /s/ Kenneth R. Leibler*        *By:  /s/James J. Klopper
     Kenneth R. Leibler                   James J. Klopper
                                          Attorney-in-fact
     /s/ Frederick Lippitt *              April 14, 1999
     Frederick Lippitt

     /s/ Robert C. Nyman*
     Robert C. Nyman

* James J. Klopper has signed this document on the indicated date on behalf of each of the above Directors and Officers of the Registrant pursuant to powers of attorney duly executed by such persons and incorporated by reference to Post-Effective Amendment No. 10 to the
     Registration Statement on Form N-4 (File No. 333-1043) filed on or about
    April 24, 1998.